WEST POINTE BANCORP, Inc.



2002 ANNUAL REPORT



WEST POINTE - BELLEVILLE - EAST



WEST POINTE - SWANSEA



WEST POINTE - BELLEVILLE



WEST POINTE - COLUMBIA



WEST POINTE - DUPO

West Pointe's Finest!

and...Southern Illinois' Best!

WEST POINTE BANCORP, INC.

Table of Contents

Common Stock and Related Matters

There is no established public trading market for the common stock of West Pointe Bancorp, Inc. ("West Pointe"). Accordingly, there is no comprehensive record of trades or the prices of any such trades. The following table reflects sales prices for West Pointe's common stock to the extent such information is available to management of West Pointe, and the dividends declared with respect thereto during the past three years.

	High	Low	Cash Dividends
2002			
First Quarter	$32.25	$27.05	$.10
Second Quarter	33.50	32.25	.10
Third Quarter	34.75	33.50	.12
Fourth Quarter	35.75	34.75	.12
2001			
First Quarter	$27.50	$27.50	$.09
Second Quarter	27.50	27.50	.09
Third Quarter	30.25	27.50	.09
Fourth Quarter	31.00	30.25	.09
2000			
First Quarter	$27.00	$27.00	$.09
Second Quarter	27.00	27.00	.09
Third Quarter	27.00	27.00	.09
Fourth Quarter	27.50	27.50	.09

During the second quarter of 2001, West Pointe's Board of Directors authorized a two-for-one stock split effected in the form of a 100% stock dividend. The stock dividend was distributed on July 2, 2001 to shareholders of record as of June 14, 2001. Common stock prices and cash dividends paid, as set forth in the above table, have been adjusted to reflect that transaction on a retroactive basis.

The stockholders of West Pointe's common stock are entitled to dividends when, as and if declared by the Board of Directors, subject to the restrictions imposed by law. The Federal Reserve Board ("FRB") generally prohibits a bank holding company from declaring or paying a cash dividend that would impose undue pressure on the capital of subsidiary banks or would be funded only through borrowing or other arrangements that might adversely affect a bank holding company's financial position. The FRB's policy is that a bank holding company should not initiate or continue cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition. A bank holding company is expected to act as a source of financial strength for each of its subsidiary banks and to commit resources to support its banks in circumstances when it might not do so in the absence of such policy. There are no contractual restrictions that currently limit West Pointe's ability to pay dividends or that West Pointe reasonably believes are likely to limit materially the future payment of dividends on West Pointe's common stock.

As of March 3, 2003, West Pointe had 604 registered stockholders of record for its common stock.

EXECUTIVE OFFICERS



Seated, Left to Right:
Terry W. Schaefer, President and Chief Executive Officer,
Harry E. Cruncleton, Chairman of the Board

Standing:
Bruce A. Bone, Executive Vice President and Chief Financial Officer

Message To Our Shareholders

To Our Shareholders,

We are pleased to present the financial results for 2002 reflecting, among other things, record earnings for the second consecutive year. West Pointe's 2002 performance underscores our continuing focus on increasing revenue while controlling costs. Our plan for 2003 includes efforts to improve performance levels in order to further enhance shareholder value. Following your review of the Annual Report, we believe you will agree that financially, 2002 was our most successful year to date.

We exceeded our objectives for 2002. In today's increasingly competitive financial services industry, meeting expectations is no longer sufficient; we must exceed them. We believe that the key to exceeding expectations is to have a focused strategy, one that everyone within the organization understands. For West Pointe, this strategy includes maintenance of our image as a premier community banking organization within Southern Illinois and the St. Louis Metropolitan area, growing the corporation and continued improvement of financial performance.

Our highly experienced and competent senior officers, supported by a professional team of well-trained and highly motivated associates, accepted the challenges that faced them and excelled. Continuing to exceed expectations will require a concerted effort by our entire staff. While we often say that West Pointe's highest priorities must be achieving or exceeding financial results and improving shareholder value, we are mindful that the efforts of our people determine the ultimate success of our organization. Our commitment to building and maintaining an organization that supports all its stakeholders: shareholders, employees, customers, business associates and communities served, continues to be of paramount importance.

Our largest challenge throughout the past couple of years has been that of managing the net interest margin, which is the difference between rates earned on earning assets and rates paid on interest bearing liabilities, in particular, interest bearing deposits. With twelve rate reductions by the Federal Reserve Bank during the past two years, this challenge was significant. While rates in 2002 reached extremely low levels, we continued efforts to price our products competitively in an equitable manner, while managing and increasing the net interest margin.

Corporate governance continues to garner a great deal of attention in the national press. West Pointe believes that it has strong corporate governance with six independent directors who participate in the audit, nominating, trust, loan and compensation committees. Our strong board of directors coupled with our entire management team and competent staff, improved systems and sound company policies, provided a solid framework necessary to satisfy all regulators and to meet the needs of all of our stakeholders.

We are proud of the supportive role West Pointe plays in the communities we serve. Through our contributions and employee involvement, we are investing time and dollars into making our communities better places to live and work. We remain committed to recruiting the right individuals to join and remain with the West Pointe family and to equip those selected with the training they need to serve our customers. These elements allow us to achieve success in the retail banking environment as we continue to exceed our customers and communities expectations.

We believe that West Pointe is firmly positioned to meet and respond to the challenges of the future. We will continue our efforts to maximize profitability, strengthen our presence in the market place and to reinvest in our communities.

We look forward to, and remain optimistic about the challenges that lie ahead. On behalf of the Board of Directors of West Pointe Bancorp, Inc. and the management and staff of West Pointe Bank And Trust Company, we extend our sincere appreciation to you, our shareholders, for your continued support and loyalty. We hope you are pleased with West Pointe's results for 2002 as we look forward to continued growth and the opportunities ahead in 2003 and beyond.

With kindest personal regards,

Chairman of the Board

President and Chief Executive Officer

Selected Consolidated Financial Information

The following Selected Consolidated Financial Information for West Pointe Bancorp, Inc. should be read in conjunction with the Consolidated Financial Statements and the accompanying Notes to Consolidated Financial Statements and with Management's Discussion and Analysis of Financial Condition and Results of Operations, provided herein. The Selected Consolidated Financial Information as of and for each of the five years ended December 31, 2002 is primarily derived from the audited financial statements. Certain information presented reflects, on a retroactive basis, the two-for-one stock split effected in the form of a 100% stock dividend distributed on July 2, 2001 to shareholders of record as of June 14, 2001.

	AS OF AND FOR THE YEAR ENDED DECEMBER 31,				
	2002	2001	2000	1999	1998
SUMMARY OF OPERATIONS					
Interest and fee income	**$ 22,055,046**	$ 24,030,281	$ 23,545,625	$ 19,219,917	$ 15,641,934
Interest expense	**9,168,905**	13,643,178	14,815,435	10,876,712	8,796,864
Net interest income	**12,886,141**	10,387,103	8,730,190	8,343,205	6,845,070
Provision for loan losses	**600,000**	630,000	1,321,000	1,017,870	646,623
Net interest income after provision for loan losses	**12,286,141**	9,757,103	7,409,190	7,325,335	6,198,447
Noninterest income	**4,166,842**	3,681,537	2,382,176	2,057,513	1,786,052
Noninterest expense	**11,239,150**	9,822,244	8,362,719	6,939,073	5,802,368
Net income	**3,773,433**	2,709,296	1,530,447	2,089,675	1,692,481
PER SHARE DATA					
Earnings:					
Basic	**$ 3.87**	$ 2.76	$ 1.56	$ 2.25	$ 1.91
Diluted	**3.79**	2.73	1.55	2.23	1.91
Dividends declared	**.44**	.36	.34	.33	.30
Book value	**$ 29.18**	$ 23.78	$ 20.75	$ 17.22	$ 17.74
Weighted average shares outstanding:					
Basic	**974,424**	980,513	979,880	929,223	884,824
Diluted	**994,402**	992,183	987,282	935,221	885,362
SELECTED ACTUAL YEAR END BALANCES					
Total assets	**$411,818,589**	$366,713,993	$341,055,543	$311,754,405	$250,582,295
Loans	**221,581,298**	200,403,739	189,424,671	174,192,437	140,582,015
Allowance for loan losses	**2,409,446**	2,224,352	1,769,693	1,687,021	1,342,000
Investment securities	**146,751,455**	128,728,724	118,868,615	108,625,911	83,526,358
Deposits	**350,989,837**	322,100,723	301,779,121	279,142,315	223,287,096
Borrowings	**28,229,378**	18,724,629	16,495,816	13,775,700	9,959,702
Stockholders' equity	**28,539,703**	23,387,722	20,460,278	16,980,222	15,707,510
SELECTED AVERAGE BALANCES					
Assets	**$386,756,592**	$355,436,082	$327,686,423	$278,358,989	$214,117,251
Deposits	**332,575,791**	312,201,804	290,657,993	247,584,963	191,165,856
Stockholders' equity	**25,944,619**	22,460,275	18,022,919	16,504,164	14,673,436
FINANCIAL RATIOS					
Return on average assets	**.98%**	.76%	.47%	.75%	.79%
Return on average equity	**14.54**	12.06	8.49	12.66	11.53
Average equity to average assets	**6.71**	6.32	5.50	5.93	6.85
Dividend payout ratio	**11.37**	13.04	21.79	14.67	15.71

Management's Discussion and Analysis of Financial Condition and Results of Operations

INTRODUCTION

The primary business of West Pointe Bancorp, Inc. and its sole subsidiary ("West Pointe" or the "Company") consists of providing a diversified range of financial services in the communities in which it operates including consumer and commercial lending, retail banking and other ancillary financial services traditionally offered by full-service financial institutions. Additional services offered include mortgage origination and servicing, investment management and trust services, the issuance of debit cards, full-service brokerage and the sale of annuities. West Pointe operates from five banking locations and twenty-nine automated teller machines located in St. Clair, Madison and Monroe counties in Illinois.

The following provides a narrative discussion and analysis of the major trends affecting West Pointe's results of operations, financial condition, asset quality, and capital resources and asset/liability management during the three-year period ended December 31, 2002. Throughout this discussion, certain prior year amounts have been reclassified to conform to the current year presentation. This discussion should be read in conjunction with the Consolidated Financial Statements of West Pointe and the accompanying Notes to Consolidated Financial Statements, which are included elsewhere in this report.

FORWARD-LOOKING STATEMENTS

Management's discussion and analysis of financial condition and results of operations contains certain forward-looking statements with respect to the financial condition, results of operations and business of West Pointe. These forward-looking statements are not based on historical information, but rather are based on assumptions and describe future plans, strategies, projections and expectations of West Pointe and are generally identified by use of the terms "believe", "expect", "intend", "anticipate", "estimate", "project", or similar words. West Pointe's ability to predict results or the actual effect of future plans or strategies is uncertain. Factors which could have a material adverse effect on West Pointe's operations include, but are not limited to, changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Board of Governors of the Federal Reserve System, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in West Pointe's market areas and accounting principles and guidelines. Additionally, the policies of the State of Illinois Office of Banks and Real Estate, the Financial Accounting Standards Board and the Securities and Exchange Commission could cause actual results to differ from those currently anticipated. All of these uncertainties, as well as others, are present in a banking operation and stockholders are cautioned that management's view of the future on which it prices its products, evaluates collateral, sets loan reserves and estimates costs of operation and regulation may prove to be other than as anticipated. West Pointe assumes no obligation to update any forward-looking statements that are made from time to time.

FINANCIAL OVERVIEW

Net income for the year ended December 31, 2002, was $3,773,433 compared with $2,709,296 for the year ended December 31, 2001, and $1,530,447 for the year ended December 31, 2000, representing a 39.3% increase in net income for 2002 as compared to 2001 and a 77.0% increase for 2001 compared to 2000. Return on average assets was .98% for the year ended December 31, 2002, .76% for the year ended December 31, 2001 and .47% for the year ended December 31, 2000.

Return on average equity was 14.54% for the year ended December 31, 2002, 12.06% for the year ended December 31, 2001 and 8.49% for the year ended December 31, 2000. Basic net income per share for the year ended December 31, 2002 increased to $3.87 per share from $2.76 for the year ended December 31, 2001 and $1.56 for the year ended December 31, 2000. Diluted net income per share for the year ended December 31, 2002 increased to $3.79 per share from $2.73 for the year ended December 31, 2001 and $1.55 for the year ended December 31, 2000.

The increase in net income for the year ended December 31, 2002 compared to the year ended December 31, 2001 was primarily the result of increases in net interest income and noninterest income, coupled with a modest reduction in the provision for loan losses. These items were partially offset by increases in noninterest expenses and income tax expense. During 2002, management of West Pointe continued its resolve to increase the Company's net interest margin and increase sources of noninterest income. Among others, West Pointe achieved both of these objectives. The increase in net income for the year ended December 31, 2001 compared to the year ended December 31, 2000 was primarily the result of increases in net interest income and noninterest income, coupled with a substantial reduction in the provision for loan losses. These items were partially offset by increases in noninterest expenses and income tax expense. During the year ended December 31, 2000, management's assessment of the loan portfolio resulted in an additional provision for loan losses to cover $864,000 of charge-offs associated with loans to two commercial borrowers. The loans to these commercial borrowers were made during the normal course of business.

At December 31, 2002, West Pointe reported total assets of $411,818,589, an increase of 12.3% from $366,713,993 at December 31, 2001. This increase resulted primarily from internal growth in the volume of loans and investment securities. These increases were funded by an increase in deposits, as well as an increase in securities sold under agreements to repurchase.

RESULTS OF OPERATIONS

Net Interest Income

Net interest income is comprised of interest income and loan-related fees less interest expense. Net interest income is affected by a number of factors including the level, pricing, mix and maturity of earning assets and interest bearing liabilities; interest rate fluctuations; and asset quality. Net interest income as presented below is on a "tax-equivalent" basis, which adjusts tax-exempt income to an amount that would yield the same after-tax income had the income been subject to taxation at the federal statutory rate, currently 34% for West Pointe.

Net interest income for the year ended December 31, 2002, was $13,536,188 compared to $10,812,931 for the year ended December 31, 2001, an increase of 25.2%. Net interest income for the year ended December 31, 2000, was $9,202,174. In 2000, the Federal Reserve Bank continued increasing the federal funds rate from 5.50% at the end of 1999 to 6.50% at the end of 2000. In 2001, the Federal Reserve Bank began reducing the federal funds rate and continued those reductions throughout the year, ending the year with a federal funds rate of 1.75%. This trend in federal fund rate reductions, designed to stimulate the economy, continued in 2002, ending the year with a federal funds rate of 1.25%. The rapidly declining interest rate environment in 2001 and 2002 and the fact that West Pointe was liability sensitive (within a one year period of time, the interest rates paid for liabilities were repricing faster than interest rates earned on earning assets) contributed to the increase in net interest income for the year ended December 31, 2002 compared to the year ended December 31, 2001. This allowed for a widening of the interest rate spread and an increase in net interest margin for the year ended December 31, 2002 compared to the year ended December 31, 2001.

During the year ended December 31, 2002, the average balance of interest earning assets increased $29,626,884 compared with the year ended December 31, 2001, resulting in an increase in tax-equivalent interest income of $1,937,578. These increases were principally attributable to increases in the volume of loans, investment securities and interest bearing due from bank balances. Changes in yields on interest earning assets decreased tax-equivalent interest income by $3,688,594. The yield on the loan portfolio decreased 96 basis points for the year ended December 31, 2002 compared to the year ended December 31, 2001 due to decreases in the prime lending rate. While certain loans in the commercial and real estate loan portfolios reprice upward or downward as the prime rate changes, the timing of this repricing does not always occur simultaneously with the prime rate change. Loans that reprice with changes in the prime rate generally reprice to the same extent. The yield on taxable securities decreased 161 basis points while the yield on tax-exempt securities increased 39 basis points during the year ended December 31, 2002, compared to the year ended December 31, 2001. The decline in yield on taxable securities brought about increased prepayments on investment securities. The proceeds from these prepayments, along with proceeds from taxable securities called for redemption, sold or matured were reinvested at substantially lower interest rates. Although the overall interest rate environment continued to decline throughout 2002, West Pointe management continued to analyze potential interest rate risk in the investment portfolio that could occur in a rising rate environment. This potential interest rate risk could result in a net unrealized loss in the portfolio that exceeds West Pointe's acceptable level. In an effort to limit this potential interest rate risk exposure, management elected to continue purchasing investment securities with shorter average lives. The purchase of higher yielding tax-exempt securities throughout the year contributed to the increased yield on the tax-exempt portfolio.

The increase in the average balance of interest earning assets of $22,548,389 during the year ended December 31, 2001 compared with the year ended December 31, 2000, resulted in an increase in tax-equivalent interest income of $1,516,806. These increases were principally attributable to increases in the volume of loans and interest bearing due from bank balances. Changes in yields on interest earning assets during the year ended December 31, 2001 compared to the year ended December 31, 2000 decreased tax-equivalent interest income by $1,078,306. The yield on the loan portfolio decreased 48 basis points during the year ended December 31, 2001, compared to the year ended December 31, 2000 due to decreases in the prime lending rate. The yield on taxable securities decreased 21 basis points while the yield on tax-exempt securities increased 22 basis points during the year ended December 31, 2001, compared to the year ended December 31, 2000. The yield on taxable securities decreased as certain holdings were called for redemption or were sold. The yield on tax-exempt securities increased as certain lower yielding holdings matured.

The average balance of interest bearing liabilities increased $24,579,245 from the year ended December 31, 2001 to the year ended December 31, 2002. This increase included an increase of $17,384,794 in average interest bearing deposits. The majority of this increase was attributable to increases in the average balance of savings and money market deposits, as well as time deposits. The increase in the average balance of savings and money market deposits was primarily due to the ongoing lackluster performance of the stock market that has resulted in customers desiring to retain funds in more liquid accounts. The increase in the average balance of time deposits resulted primarily from normal growth. Additional deposit information is discussed further under "*Deposits*." The increase in the average balance of interest bearing liabilities from the year ended December 31, 2001 to the year ended December 31, 2002 also includes an increase of $7,194,451 in average short-term borrowings. The increase in average short-term borrowings is discussed under "*Borrowings*." The increase in the average balance of interest bearing liabilities for the year ended December 31, 2002, compared to the year ended December 31, 2001, resulted in an increase in interest expense of $819,283. The average rate paid on total interest bearing liabilities decreased 172 basis points for the year ended December 31, 2002, compared to the year ended December 31, 2001. This decrease resulted in a decrease in interest expense of $5,293,556.

The average balance of interest bearing liabilities increased $18,984,042 from the year ended December 31, 2000 to the year ended December 31, 2001. This increase included an increase of

$17,700,308 in average interest bearing deposits. The majority of this increase was attributable to increases in the average balance of savings and money market deposits, as well as time deposits. The increase in the average balance of savings and money market deposits was due, in part, to the daily transfer of certain account balances from interest bearing demand deposits to savings deposits, which is discussed further under *"Deposits."* The increase in the average balance of time deposits resulted primarily from normal growth. The increase in the average balance of interest bearing liabilities from the year ended December 31, 2000 to the year ended December 31, 2001 also includes an increase of $1,502,313 in average short-term borrowings. The increase in average short-term borrowings is discussed under *"Borrowings."* The increase in the average balance of interest bearing liabilities for the year ended December 31, 2001, compared to the year ended December 31, 2000, resulted in an increase in interest expense of $769,698. The average rate paid on total interest bearing liabilities decreased 73 basis points for the year ended December 31, 2001, compared to the year ended December 31, 2000. This decrease resulted in a decrease in interest expense of $1,941,955.

During 2002, West Pointe's net interest margin was 3.78% compared with 3.29% and 3.01% in 2001 and 2000, respectively. Interest rate trends had a significant impact on West Pointe's yields and costs during the period from 2000 through 2002. The increases in the net interest margin, during each of the past three years, resulted as the decreases in average rates paid on interest bearing liabilities exceeded the decreases in yields on interest earning assets. In addition to the interest rate environment, competitive pricing for both loans and deposits continues to directly affect the net interest margin.

The following table sets forth West Pointe's average balance sheets for the last three years, the interest income and expense associated with such categories of interest earning assets and interest bearing liabilities, and the average yields and rates on such categories.

DISTRIBUTION OF AVERAGE ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY AND INTEREST RATE INFORMATION

	2002			2001			2000		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
ASSETS									
Interest earning assets:									
Interest bearing due from banks	$ 14,362,079	$ 220,210	1.53%	$ 11,753,330	$ 422,254	3.59%	$ 452,203	$ 26,552	5.87%
Loans(1)	207,880,142	15,547,033	7.48	197,897,220	16,692,988	8.44	183,667,278	16,381,016	8.92
Taxable securities(3)	99,972,235	4,642,435	4.64	88,587,493	5,538,674	6.25	82,281,707	5,313,452	6.46
Non-taxable securities(2)(3)	35,978,461	2,294,816	6.38	29,186,073	1,747,098	5.99	35,160,554	2,027,414	5.77
Federal funds sold	40,000	599	1.50	1,181,917	55,095	4.66	4,495,902	269,175	5.99
Total interest earning assets	358,232,917	22,705,093	6.34	328,606,033	24,456,109	7.44	306,057,644	24,017,609	7.85
Noninterest earning assets:									
Cash and due from banks	8,507,465			8,437,289			8,998,978		
Bank premises and equipment	11,788,992			11,989,177			11,191,390		
Other assets	10,615,967			8,418,841			3,247,522		
Allowance for loan losses	(2,388,749)			(2,015,258)			(1,809,111)		
Total Assets	$386,756,592			$355,436,082			$327,686,423		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest bearing liabilities:									
Interest bearing demand deposits	$ 28,475,416	$ 221,249	.78%	$ 33,540,792	$ 818,209	2.44%	$ 39,940,625	$ 1,499,024	3.75%
Savings and money market deposits	97,785,989	1,674,603	1.71	78,825,862	2,313,011	2.93	57,862,813	2,398,492	4.15
Time deposits	172,670,785	6,563,337	3.80	169,180,742	9,680,977	5.72	166,043,650	9,950,261	5.99
Short-term borrowings	20,300,747	424,306	2.09	13,106,296	545,559	4.16	11,603,983	664,412	5.73
Federal Home Loan Bank advances	5,000,000	285,410	5.71	5,000,000	285,422	5.71	5,218,579	303,246	5.81
Total interest bearing liabilities	324,232,937	9,168,905	2.83	299,653,692	13,643,178	4.55	280,669,650	14,815,435	5.28
Noninterest bearing liabilities:									
Demand deposits	33,643,601			30,654,408			26,810,905		
Other liabilities	2,935,435			2,667,707			2,182,949		
Total Liabilities	360,811,973			332,975,807			309,663,504		
Stockholders' equity	25,944,619			22,460,275			18,022,919		
Total Liabilities and Stockholders' Equity	$386,756,592			$355,436,082			$327,686,423		
Net interest income		$13,536,188			$10,812,931			$ 9,202,174	
Interest rate spread			3.51%			2.89%			2.57%
Net interest margin			3.78%			3.29%			3.01%

(1) For purposes of these computations, nonaccrual loans are included in the daily average loan amounts outstanding; interest on nonaccrual loans is recorded when received.

(2) Information presented on a tax-equivalent basis assuming a tax rate of 34%. The tax-equivalent adjustment amounted to $650,047, $425,828 and $471,984 for 2002, 2001 and 2000, respectively.

(3) Yields are calculated on historical cost and exclude the impact of the unrealized gain (loss) on available for sale securities.

The following table sets forth the volume and rate variances that affected net interest income.

	2002 Compared With 2001 Increase (Decrease) Due to(1)			2001 Compared With 2000 Increase (Decrease) Due to(1)		
	Volume	**Rate**	**Net**	Volume	Rate	Net
Interest earned on:						
Interest bearing due from banks	**$ 78,727**	**$ (280,771)**	**$ (202,044)**	$ 411,159	$ (15,457)	$ 395,702
Loans	**812,679**	**(1,958,634)**	**(1,145,955)**	1,224,627	(912,655)	311,972
Taxable securities	**650,795**	**(1,547,034)**	**(896,239)**	400,816	(175,594)	225,222
Non-taxable securities(2)	**427,386**	**120,332**	**547,718**	(355,340)	75,024	(280,316)
Federal funds sold	**(32,009)**	**(22,487)**	**(54,496)**	(164,456)	(49,624)	(214,080)
Total interest earning assets	**1,937,578**	**(3,688,594)**	**(1,751,016)**	1,516,806	(1,078,306)	438,500
Interest paid on:						
Interest bearing demand deposits	**(108,291)**	**(488,669)**	**(596,960)**	(214,450)	(466,365)	(680,815)
Savings and money market deposits	**471,531**	**(1,109,939)**	**(638,408)**	732,729	(818,210)	(85,481)
Time deposits	**195,828**	**(3,313,468)**	**(3,117,640)**	185,249	(454,533)	(269,284)
Short-term borrowings	**260,215**	**(381,468)**	**(121,253)**	78,802	(197,655)	(118,853)
Federal Home Loan Bank advances	**—**	**(12)**	**(12)**	(12,632)	(5,192)	(17,824)
Total interest bearing liabilities	**819,283**	**(5,293,556)**	**(4,474,273)**	769,698	(1,941,955)	(1,172,257)
Net interest income	**$1,118,295**	**$ 1,604,962**	**$ 2,723,257**	$ 747,108	$ 863,649	$ 1,610,757

(1) The change in interest due to both rate and volume has been allocated to rate and volume changes in proportion to the relationship of the absolute dollar amounts of the change in each.

(2) Presented on a tax-equivalent basis assuming a tax rate of 34%. The tax-equivalent adjustment relating to the change in interest income was an increase of $224,219 for 2002 compared with 2001 and a decrease of $46,156 for 2001 compared with 2000.

Provision for Loan Losses

The provision for loan losses represents management's judgment of the cost associated with credit risk inherent in the loan portfolio. Factors which influenced management's determination of the provision for loan losses include, among other things, size and quality of the loan portfolio measured against prevailing economic conditions, regulatory guidelines, and historical loan loss experience. The provision for loan losses charged to expense in the year ended December 31, 2002 decreased to $600,000 compared with $630,000 and $1,321,000 in the years ended December 31, 2001 and 2000, respectively. The modest decrease in the provision for loan losses in the year ended December 31, 2002 compared to the year ended December 31, 2001 was primarily attributable to overall improvement in the quality of the loan portfolio. Overall growth in the loan portfolio also impacted the level of the provision for loan losses recorded during the years ended December 31, 2002 and 2001. During the year ended December 31, 2000, the higher level of the provision for loan losses resulted from management's assessment of the loan portfolio, overall growth in the loan portfolio and, in particular, to cover $864,000 of charge-offs associated with loans to two commercial borrowers. Activity in the allowance for loan losses and nonperforming loan data are discussed under "ASSET QUALITY."

Noninterest Income

Excluding net securities gains, noninterest income for the year ended December 31, 2002 was $3,826,530 compared with $3,291,068 and $2,349,725 in the years ended December 31, 2001 and 2000, respectively. Total noninterest income as a percentage of average assets was 1.08%, 1.04% and .73% for the years ended December 31, 2002, 2001 and 2000, respectively.

The following table sets forth information pertaining to the major components of noninterest income.

	Year Ended December 31,		
	2002	2001	2000
Service charges on deposits	**$1,402,894**	$1,289,456	$ 997,942
Mortgage banking	**560,440**	307,912	207,346
Trust fees	**602,528**	552,241	395,279
Brokerage and insurance service	**241,364**	220,262	—
Credit card income	**377,031**	330,605	274,543
Increase in cash surrender value of life insurance	**367,202**	304,882	149,923
Gain on sale of investment securities, net	**340,312**	390,469	32,451
Other	**275,071**	285,710	324,692
Total noninterest income	**$4,166,842**	$3,681,537	$2,382,176

The largest component of noninterest income, service charges on deposits, consists of fees on both interest bearing and noninterest bearing accounts and charges for insufficient funds and overdrafts. Service charges on deposits totaled $1,402,894 for the year ended December 31, 2002 compared to $1,289,456 and $997,942 for the years ended December 31, 2001 and December 31, 2000, respectively. Early in 2001, West Pointe management, with assistance from a third party vendor, completed an analysis of the Company's deposit account service charge schedule. As a result of that analysis, various deposit account service charges were increased during the second quarter of the year. The results of these increases, along with the growth in the volume of deposit accounts on which service charges are assessed, contributed to the increases in service charges on deposit accounts for the year ended December 31, 2002 compared to the year ended December 31, 2001 and the year ended December 31, 2000.

Mortgage banking income totaled $560,440 for the year ended December 31, 2002 compared to $307,912 and $207,346 for the years ended December 31, 2001 and December 31, 2000, respectively. The level of mortgage banking income increased 82.0% for the year ended December 31, 2002 compared to the year ended December 31, 2001 and increased 48.5% for the year ended December 31, 2001 compared to the year ended December 31, 2000. Mortgage banking income is primarily comprised of mortgage servicing income and gains or losses on the sale of mortgage loans. The higher level of mortgage banking income recorded during the years ended December 31, 2002 and 2001, was indicative of the lower interest rate environment that characterized virtually all of those two years. The lower level of mortgage banking income for the year ended December 31, 2000 was reflective of the higher interest rate environment that existed during that year. A decreasing interest rate environment, as experienced in 2002 and 2001, tends to increase mortgage loan production and mortgage refinancing activity. Conversely, an increasing interest rate environment tends to slow these activities. The majority of mortgage loans originated by West Pointe are sold into the secondary market with servicing rights retained in certain cases.

Income from trust fees totaled $602,528 for the year ended December 31, 2002 compared to $552,241 and $395,279 for the years ended December 31, 2001 and December 31, 2000, respectively. During the fourth quarters of 2001 and 2000, additional trust administrative personnel were employed by West Pointe. The increases in income from trust fees for the years ended December 31, 2002 and December 31, 2001 were partially due to additional revenues generated as a result of these staffing additions, coupled with one-time fees charged in connection with the administration of certain estates and new business development. Additional revenues, in the form of farm management fees, were generated in 2002 and are expected in 2003. One of the staff members employed by West Pointe during the fourth quarter of 2001 has substantial farm management expertise. The increases in income from trust fees for the years ended December 31, 2002 and December 31, 2001, generated by the aforementioned activities, were partially offset by reductions in income from certain trust fees that are based upon the market value of trust assets. Due to the negative trend in the stock market experienced during the last two years, the market values of certain trust assets have been reduced.

Income from brokerage and insurance services totaled $241,364 for the year ended December 31, 2002 compared to $220,262 for the year ended December 31, 2001. In January 2001, through an arrangement with Raymond James Financial Services, Inc., member NASD and SIPC, West Pointe expanded its product line to include additional investment opportunities and employed two experienced staff members to administer the brokerage and insurance function. Products available through the brokerage and insurance service function include stocks, bonds, mutual funds, annuities and other non-deposit investment products. While brokerage and insurance services were introduced in January 2001, income from this function was not significant until the second quarter of that year. As a result, income from brokerage and investment services increased $21,102 for the year ended December 31, 2002 compared to the year ended December 31, 2001. The limited growth in income from brokerage and insurance services for the year ended December 31, 2002 was partially related to the uncertainty in the stock market.

Credit card income totaled $377,031 for the year ended December 31, 2002 compared to $330,605 and $274,543 for the years ended December 31, 2001 and December 31, 2000, respectively. Credit card income primarily consists of fees charged to merchants for processing credit card transactions and interchange fees received on transactions of West Pointe's cardholders. The increases in credit card income for the year ended December 31, 2002 compared to the year ended December 31, 2001 and for the year ended December 31, 2001 compared to the year ended December 31, 2000, were partially attributable to additional merchant related revenues as well as revenues associated with West Pointe's "debit" card product.

During the year ended December 31, 2002, West Pointe recorded an increase in cash surrender value of life insurance of $367,202 compared to $304,882 and $149,923 for the years ended December 31, 2001 and December 31, 2000, respectively. These cash surrender value increases relate to various bank owned life insurance (BOLI) policies. Certain of the insurance policies serve as funding mechanisms for West Pointe's director fee deferral program and West Pointe's salary continuation plans which were established in 2000 for the Company's President and Chief Executive Officer and January 2003 for certain of the Company's officers. Additional policies were purchased to provide an additional employee benefit to certain Company officers. These BOLI policies provide certain benefits to the Company including, but not limited to, exclusion from income taxes of the increase in their cash surrender values.

Net securities gains totaled $340,312 for the year ended December 31, 2002 compared to $390,469 and $32,451 for the years ended December 31, 2001 and December 31, 2000, respectively. Net securities gains for the years ended December 31, 2002 and 2001 primarily resulted from management's decision to reconfigure certain segments of the investment portfolio to limit potential interest rate risk as described under "*Net Interest Income.*" Considering the rapidly declining interest rate environment evident at the time, the majority of the securities sold were likely to be called by the issuers in the near future. Net securities gains for the year ended December 31, 2000 resulted from management's decision to reconfigure certain segments of the investment portfolio in order to provide certain income tax related benefits.

Other noninterest income includes such items as interchange fees on automated teller machine (ATM) transactions, safe deposit rental fees, check printing fees and other miscellaneous fees. Collectively, the components of other noninterest income generated revenues of $275,071 for the year ended December 31, 2002 compared to $285,710 and $324,692 for the years ended December 31, 2001 and December 31, 2000, respectively. Modest declines in a number of categories of other noninterest income contributed to these decreases.

Noninterest Expense

Noninterest expense increased $1,416,906, or 14.4%, to $11,239,150 for the year ended December 31, 2002 compared with $9,822,244 and $8,362,719 for the years ended December 31, 2001 and 2000, respectively. The increases for the year ended December 31, 2002 compared to the year ended December 31, 2001 and for the year ended December 31, 2001 compared to the year ended December 31, 2000 were primarily attributable to increases in employee compensation and other benefits, coupled with increases in net occupancy expenses, legal and professional fees and other noninterest expenses, which include such items as FDIC insurance premiums, mortgage banking expenses, postage costs, and certain credit card program expenses. Noninterest expense as a percentage of average assets was 2.91%, 2.76% and 2.55% for the years ended December 31, 2002, 2001 and 2000, respectively.

The following table sets forth information pertaining to the major components of noninterest expense.

	Year Ended December 31,		
	2002	2001	2000
Employee compensation and other benefits	**$ 5,669,694**	$5,030,777	$4,101,680
Occupancy, net	**764,036**	741,577	565,704
Furniture and equipment	**602,179**	555,886	485,164
Legal and professional fees	**732,493**	489,209	459,399
Data processing	**453,237**	402,102	367,236
Advertising	**379,345**	325,355	308,516
Other	**2,638,166**	2,277,338	2,075,020
Total noninterest expense	**$11,239,150**	$9,822,244	$8,362,719

Employee compensation and other benefits is the largest component of noninterest expense representing approximately 50% of total noninterest expense for the year ended December 31, 2002. Expenses associated with employee compensation and other benefits totaled $5,669,694 for the year ended December 31, 2002 compared to $5,030,777 and $4,101,680 for the years ended December 31, 2001 and December 31, 2000, respectively. The increases in employee compensation and other benefits for the year ended December 31, 2002 compared to the year ended December 31, 2001 and for the year ended December 31, 2001 compared to the year ended December 31, 2000 primarily reflected the cost of normal merit increases and staff additions associated with growth in overall bank operations.

Net occupancy expenses totaled $764,036 for the year ended December 31, 2002 compared to $741,577 and $565,704 for the years ended December 31, 2001 and December 31, 2000, respectively. The increases in net occupancy expenses for the years compared were primarily associated with expenses connected with the opening of two banking locations in November 1999 and June 2000, respectively. Higher maintenance costs associated with all locations also contributed to the increases for the periods compared.

Furniture and equipment expenses totaled $602,179 for the year ended December 31, 2002 compared to $555,886 and $485,164 for the years ended December 31, 2001 and December 31, 2000, respectively. The increases in furniture and equipment expenses for the years compared were primarily attributable to furniture and equipment expenses associated with the opening of the aforementioned banking locations. Depreciation and other expenses associated with ongoing technology hardware upgrades also contributed to the increases.

Legal and professional fees include costs relating to audit and accounting fees, investment consulting services, legal fees for compliance with Securities and Exchange Commission regulations, legal fees for the collection of delinquent loans, and legal fees relating to defense of various lawsuits of which the Company is a party to in the ordinary course of business. Legal and professional fees totaled $732,493 for the year ended December 31, 2002, compared to $489,209, and $459,399 for the years ending December 31, 2001 and December 31, 2000, respectively. The increase from 2001 to 2002 resulted primarily from increased legal fees incurred to defend various lawsuits of which the Company is a party to in the ordinary course of business.

Data processing expenses totaled $453,237 for the year ended December 31, 2002 compared to $402,102 and $367,236 for the years ended December 31, 2001 and December 31, 2000, respectively. West Pointe currently employs the services of an outside provider for its data processing needs. The increases for the periods compared resulted from normal growth in operations.

Advertising expenses totaled $379,345 for the year ended December 31, 2002 compared to $325,355 and $308,516 for the years ended December 31, 2001 and December 31, 2000, respectively. The increases resulted from expanded advertising activities in areas served by West Pointe's banking centers.

Other noninterest expense includes such items as FDIC insurance premiums, mortgage banking expenses, postage costs and certain credit card program expenses. Other noninterest expense totaled $2,638,166 for the year ended December 31, 2002 compared to $2,277,338 and $2,075,020 for the years ended December 31, 2001 and December 31, 2000, respectively. The increases, for the periods compared, related to various categories, none of which were individually significant.

West Pointe recorded income tax expense of $1,440,400 and $907,100 for the years ended December 31, 2002 and December 31, 2001, respectively, compared to an income tax benefit of $101,800 for the year ended December 31, 2000. The provision for income taxes consists of both federal and state income taxes. The increases in income tax expense for the years ended December 31, 2002 and December 31, 2001 were primarily attributable to increased levels of income before income taxes. The income tax benefit recorded during the year ended December 31, 2000 occurred as the level of tax-exempt income, for both federal and state income tax purposes, exceeded taxable income. In addition, the increased level of the provision for loan losses, recorded during 2000, reduced income before income taxes, which in turn, increased the level of the income tax benefit. As a result, the effective income tax rate for the year ended December 31, 2000 was a benefit of 7.1%. The effective income tax rate was 27.6% and 25.1% for the years ended December 31, 2002 and 2001, respectively.

FINANCIAL CONDITION

General

Total assets at December 31, 2002 increased $45,104,596 to $411,818,589 compared with $366,713,993 at December 31, 2001. This increase primarily resulted from the increase in the volume of loans, investment securities and interest bearing due from bank balances.

Loans

Loans are the largest classification within earning assets of West Pointe and represented 58.0%, 60.2% and 60.0% of average interest earning assets during the years ended December 31, 2002, 2001 and 2000, respectively. Loans increased 10.6% to $221,581,298 at year-end 2002 from $200,403,739 at year-end 2001. Average loans were $207,880,142 in 2002 and increased $9,982,922, or 5.0% from $197,897,220 in 2001. The growth in 2002 was primarily attributable to continuing aggressive sales efforts in a highly competitive market environment.

The following table presents the composition of the loan portfolio by type of borrower and major loan category and the percentage of each to the total loan portfolio for the periods presented.

	December 31,									
	2002		2001		2000		1999		1998	
	Amount	**Percent**	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
COMMERCIAL BORROWERS										
Commercial financial and agricultural	**$ 59,685,132**	**26.9%**	$ 48,560,141	24.2%	$ 45,889,923	24.2%	$ 44,469,418	25.5%	$ 42,866,422	30.5%
Commercial real estate	**85,147,362**	**38.5**	75,352,452	37.6	70,523,998	37.2	61,284,167	35.2	44,266,850	31.5
Real estate construction	**11,552,620**	**5.2**	9,816,970	4.9	9,953,117	5.3	11,074,257	6.4	9,308,269	6.6
Total commercial	**156,385,114**	**70.6**	133,729,563	66.7	126,367,038	66.7	116,827,842	67.1	96,441,541	68.6
CONSUMER BORROWERS										
1-4 family residential real estate	**53,429,407**	**24.1**	54,974,345	27.5	51,591,072	27.2	47,136,881	27.0	34,783,754	24.7
Other consumer loans	**11,766,777**	**5.3**	11,699,831	5.8	11,466,561	6.1	10,227,714	5.9	9,356,720	6.7
Total consumer	**65,196,184**	**29.4**	66,674,176	33.3	63,057,633	33.3	57,364,595	32.9	44,140,474	31.4
Total loans	**$221,581,298**	**100.0%**	$200,403,739	100.0%	$189,424,671	100.0%	$174,192.437	100.0%	$140,582,015	100.0%

West Pointe's commercial, financial and agricultural loan portfolio is diversified and includes loans secured by non-real estate collateral to manufacturers, retailers, distributors, service providers and investors. Emphasis is generally placed upon middle-market and community businesses with financial stability and known local management. Underlying collateral for commercial, financial and agricultural loans includes, but is not limited to, inventory, equipment, vehicles and accounts receivable. In the case of corporations, the Bank may obtain personal guarantees from principal shareholders and/or officers.

The commercial real estate loan portfolio consists largely of mortgage loans secured by commercial properties located in the communities served by West Pointe's banking centers. A significant portion of the commercial real estate loan portfolio is comprised of traditional commercial loans with real estate taken as additional collateral. These loans are generally made to fund the acquisition of buildings and real estate for commercial, industrial, office and retail use. The maximum loan-to-value ratio applicable to improved commercial properties is 85%. Prior approval of the Bank's Loan and Discount Committee is required for new loans with loan-to-value ratios exceeding this limit.

The real estate construction loan portfolio consists of loans made to finance land development preparatory to erecting new structures or the on-site construction of 1-4 family residences, commercial properties, retail centers, medical and business offices, warehouse facilities and multi-family residential developments. The maximum loan-to-value ratio applicable to loans made for the purpose of land development activities is 75%. The maximum loan-to-value ratios applicable to commercial/multi-family and 1-4 family residential construction loans are 80% and 85%, respectively.

The 1-4 family residential real estate portfolio is predominantly comprised of loans extended for owner-occupied residential properties. These loans typically are secured by first mortgages on the properties financed and generally have a maximum loan-to-value ratio of 85%. The amortization periods for these loans generally do not exceed twenty years with interest being calculated on a fixed or floating rate basis. The 1-4 family residential real estate category also includes home equity lines of credit and closed-end second mortgage loans. Closed-end second mortgage loans generally bear a fixed rate of interest over a three to five year term with a five to fifteen year amortization, while home equity lines of credit generally have an interest rate indexed to the prime rate. Home equity loans generally have a maximum loan-to-value ratio of 85%. Generally, any portion of 1-4 family residential real estate loans exceeding 80% of the loan-to-value ratio requires private mortgage insurance.

The consumer loan portfolio consists of both secured and unsecured loans to individuals for household, family, and other personal expenditures such as automobile financing, home improvements, recreational and educational purposes. Consumer loans are typically structured with fixed rates of interest and full amortization of principal and interest within three to five years. The maximum loan-to-value ratio applicable to consumer loans is generally 80%. This category also includes revolving credit products such as checking overdraft protection and MasterCard and VISA credit cards. Consumer loans are either unsecured or are secured with various forms of collateral, other than real estate.

The weighted average yield on the loan portfolio in 2002 was 7.48% compared to 8.44% and 8.92% in 2001 and 2000, respectively. Overall yields on the loan portfolio trended downward during 2002 and 2001, following the general level of interest rates. West Pointe's loan portfolio yields tend to follow trends in the prime lending rate, which began the 2000 year at 8.50% and ended that year at 9.50%. The prime lending rate decreased eleven times during the course of the year 2001 to a level of 4.75% at December 31, 2001. The prime lending rate continued to decline in 2002 to a level of 4.25% at December 31, 2002. The lower level of interest rates evident during 2002 and 2001 contributed to the decreases in the weighted average yield on the loan portfolio in those years compared to 2000. While loan yields tend to follow trends in the prime lending rate, they may not follow simultaneously with such trends. At December 31, 2002, 30.0% of West Pointe's total loan portfolio had floating or adjustable interest rates.

The following table sets forth the amount of loans outstanding as of December 31, 2002, which, based on remaining maturities, are due in the periods indicated. In addition, the amounts due after one year are classified according to sensitivity to changes in interest rates.

	December 31, 2002 Maturing			
	In One Year or Less	After One Through Five Years	After Five Years	Total
Commercial, financial and agricultural	$39,747,261	$ 19,206,607	$ 731,264	$ 59,685,132
Commercial real estate	23,983,320	57,812,009	3,352,033	85,147,362
Real estate construction	8,147,994	3,404,626	—	11,552,620
1-4 family residential real estate	6,180,066	25,193,504	22,055,837	53,429,407
Other consumer loans	3,160,267	8,113,508	493,002	11,766,777
Total loans	$81,218,908	$113,730,254	$26,632,136	$221,581,298

	Interest Sensitivity	
	Fixed Interest Rates	Floating or Adjustable Interest Rates
Due after one year	$107,552,923	$32,809,467

The Bank's asset quality management program, particularly with regard to loans, is designed to analyze potential risk elements and to support the growth of a profitable and high quality loan portfolio. The Bank employs the use of a loan rating system to monitor the loan portfolio and to determine the adequacy of the allowance for loan losses. The Bank's lending philosophy is to invest in loans in the communities served by its banking centers so it can effectively monitor and control credit risk. The majority of the loan portfolio is comprised of retail loans and loans to small-to-midsized businesses. A periodic review of selected credits (based on loan size) is conducted to identify loans with heightened risks or inherent losses. Factors, which could contribute to increased risk in the loan portfolio, include, but are not limited to, changes in interest rates, general economic conditions and reduced collateral values. The loan portfolio does not include any loans to foreign countries.

As of December 31, 2002, and effective January 30, 2003, the statutory legal lending limit amount for the Bank to loan to one customer was $7,457,900.

Securities

Investment securities increased $18,022,731, or 14.0% at December 31, 2002 compared to December 31, 2001. The increase in investment securities primarily resulted from purchases, net of sales, maturities and securities called for redemption, in the available for sale category. The investment securities portfolio provides a balance to interest rate and credit risk in other categories of the balance sheet while providing a vehicle for the investment of available funds not needed to satisfy loan demand. The investment portfolio also supplies securities as required collateral for certain deposits and for securities sold under agreements to repurchase. Additional information regarding West Pointe's securities sold under agreements to repurchase is presented and discussed under *"Borrowings."*

West Pointe classifies investment securities as available for sale or held to maturity. Available-for-sale securities are held with the option of their disposal in the foreseeable future to meet investment objectives or for other operational needs. Held-to-maturity securities generally provide a relatively stable source of income. Effective January 1, 2001, West Pointe adopted Statement of Financial Accounting Standards ("SFAS") No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which was issued in June 2000 and amends the accounting and reporting standards of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," for certain derivative instruments and hedging activities. Although West Pointe does not have any derivative instruments to record, management reconsidered its ability and intent to hold certain debt securities to maturity and transferred $2,821,121 of mortgage-backed securities to available for sale on the adoption date. As a result, as of January 1, 2001 and continually since that date, West Pointe's entire portfolio was classified as available for sale. In connection with the transfer, a market valuation account was established for the available-for-sale debt securities of $19,424 to decrease the recorded balance of such securities to their fair value, a deferred tax benefit of $7,381 was recorded to reflect the tax effect of the market valuation account and the net decrease resulting from the market valuation adjustment of $12,043 was recorded as a transition adjustment in the statement of comprehensive income. A provision of the aforementioned accounting pronouncement allowed for this one-time transfer.

Available-for-sale investment securities are recorded at fair value. Net unrealized gains on available-for-sale investment securities totaled $3,530,630 and $456,568 at December 31, 2002 and 2001, respectively. Included in stockholders' equity at December 31, 2002 and 2001 were accumulated other comprehensive gains of $2,188,991 and $283,072 associated with unrealized gains and losses on available-for-sale investment securities, net of income taxes. All investment security purchases in 2002, 2001 and 2000 were classified as available for sale.

The following table sets forth the composition of the held-to-maturity and the available-for-sale securities portfolios, respectively, for the last three years.

	December 31,		
	2002	2001	2000
HELD-TO-MATURITY SECURITIES			
Mortgage-backed securities	$ —	$ —	$ 2,821,121
AVAILABLE-FOR-SALE SECURITIES			
U.S. government agencies	**$ 9,087,650**	$ 7,846,306	$ 74,277,880
Mortgage-backed securities	**89,547,303**	84,023,498	11,369,708
Obligations of states and political subdivisions	**38,806,702**	30,568,170	29,283,331
Equity securities	**9,309,800**	6,290,750	1,116,575
Total available-for-sale	**$146,751,455**	$128,728,724	$116,047,494

The following table sets forth the maturities and weighted average yields of each category of available-for-sale securities at December 31, 2002 based upon contractual maturities of such securities.

	In One Year or Less		After One Year Through Five Years		After Five Years Through Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
AVAILABLE-FOR-SALE SECURITIES								
U.S. government agencies	$ —	—%	$ 9,087,650	2.59%	$ —	—%	$ —	—%
Mortgage-backed securities	—	—	—	—	5,824,479	5.11	83,722,824	4.11
Obligations of states and political subdivisions(1)	563,114	7.30	4,952,799	6.23	25,409,537	6.15	7,881,252	6.97
Equity securities(2)	—	—	—	—	—	—	9,309,800	5.25
Total available-for-sale	$563,114	7.30%	$14,040,449	3.87%	$31,234,016	5.96%	$100,913,876	4.44%

(1) Yield presented on a tax-equivalent basis assuming a tax rate of 34%.

(2) Equity securities have no stated maturity and are, therefore, included in the after 10 year category.

The weighted average yield on the taxable securities portfolio was 4.64% for 2002, compared to 6.25% and 6.46% for 2001 and 2000, respectively. Average taxable securities totaled $99,972,235 in 2002 compared to $88,587,493 and $82,281,707 in 2001 and 2000, respectively.

Average non-taxable securities totaled $35,978,461 in 2002, compared to $29,186,073 and $35,160,554 in 2001 and 2000, respectively. The weighted average tax-equivalent yield on non-taxable securities was 6.38%, 5.99% and 5.77% during 2002, 2001 and 2000, respectively.

The remainder of West Pointe's interest earning assets consists of federal funds sold and interest bearing due from bank balances. Federal funds sold consist of sales of excess funds and generally have a maturity of one day. West Pointe had no federal funds sold at December 31, 2002 or 2001. West Pointe's interest bearing due from bank balances consist solely of a daily investment deposit account maintained with the Federal Home Loan Bank. This vehicle is used by West Pointe in addition to or as an alternative to federal funds sold. Daily deposits to or withdrawals from the daily investment deposit account are permitted. The interest rate paid on this account is subject to change on a daily basis. Interest bearing due from bank balances totaled $11,813,253 at December 31, 2002 compared to $9,119,540 at December 31, 2001. Because of the low interest rate environment and potential liquidity needs, management of West Pointe elected to retain a higher level of excess funds in the daily investment deposit account as of December 31, 2002 and 2001.

Deposits

West Pointe's deposit base is its primary source of liquidity and consists of deposits originating within the communities served by its banking locations. Deposits are West Pointe's primary and most reliable funding source for interest earning assets.

Total deposits increased 9.0%, or $28,889,114, to $350,989,837 at December 31, 2002, from $322,100,723 at December 31, 2001. Noninterest bearing demand deposit balances increased to $40,604,261 at December 31, 2002 from $37,542,385 at December 31, 2001. The majority of this increase was associated with normal growth of operations. Interest bearing demand deposits increased slightly to $29,882,050 at December 31, 2002 from $28,207,167 at December 31, 2001. Savings and money market deposit account balances increased to $103,970,119 at December 31, 2002 from $91,552,019 at December 31, 2001. The increase in the interest bearing demand deposits and savings and money market deposit account categories occurred as a result of the downward movement in the interest rate environment and negative trends in the stock market. Management believes that this negative trend in the stock market led to the movement of balances from equity securities into more liquid savings and money market deposit accounts. Collectively, time deposits of $100,000 or more and time deposits less than $100,000 increased to $176,533,407 at December 31, 2002 from $164,799,152 at December 31, 2001. The majority of this increase was related to increased public fund deposits obtained through more aggressive sales efforts as West Pointe strives to expand its overall banking relationships with public entities. West Pointe continues to competitively price time deposits within its market territory.

The following table sets forth the composition of the deposit portfolio for the periods presented.

	December 31,			
	2002		2001	
	Amount	**Percent**	Amount	Percent
Noninterest bearing demand deposits	**$ 40,604,261**	**11.6%**	$ 37,542,385	11.6%
Interest bearing demand deposits	**29,882,050**	**8.5**	28,207,167	8.8
Savings and money market deposits	**103,970,119**	**29.6**	91,552,019	28.4
Time deposits $100,000 or more	**59,388,680**	**16.9**	52,471,328	16.3
Time deposits less than $100,000	**117,144,727**	**33.4**	112,327,824	34.9
Total deposits	**$350,989,837**	**100.0%**	$322,100,723	100.0%

Average total deposits increased to $332,575,791 for the year ended December 31, 2002 compared to $312,201,804 and $290,657,993 for the years ended December 31, 2001 and December 31, 2000, respectively. The increases in average total deposits resulted primarily from normal growth in operations coupled with deposits generated from the banking locations opened in November 1999 and June 2000. The increases in average total deposits also occurred as a result of the negative trends in the stock market. West Pointe continues to expand its market territory. The average rates paid on total deposits were 2.54%, 4.10% and 4.76% for 2002, 2001 and 2000. The lower interest rate environment in 2002 coupled with West Pointe's efforts to reduce its cost of funds led to the decline in average rates paid in 2002 compared to 2001 and 2000. Efforts to reduce the cost of funds ultimately contributed to the improved net interest margin as previously described under *"Net Interest Income."*

The following table sets forth the major categories of average deposits and the weighted average interest rates paid on such categories for the last three years.

	December 31,					
	2002		2001		2000	
	Amount	**Rate**	Amount	Rate	Amount	Rate
Noninterest bearing demand deposits	**$ 33,643,601**	**—%**	$ 30,654,408	—%	$ 26,810,905	—%
Interest bearing demand deposits	**28,475,416**	**.78**	33,540,792	2.44	39,940,625	3.75
Savings and money market deposits	**97,785,989**	**1.71**	78,825,862	2.93	57,862,813	4.15
Time deposits	**172,670,785**	**3.80**	169,180,742	5.72	166,043,650	5.99
Total deposits	**$332,575,791**	**2.54%**	$312,201,804	4.10%	$290,657,993	4.76%

The following table sets forth the amounts and maturities of time deposits of $100,000 or more at December 31, 2002 and December 31, 2001.

	December 31	
	2002	2001
3 months or less	**$20,303,983**	**$20,223,445**
Over 3 through 6 months	**15,028,781**	**12,999,943**
Over 6 through 12 months	**13,638,185**	**14,391,509**
Over 12 months	**10,417,731**	**4,856,431**
Total	**$59,388,680**	**$52,471,328**

Borrowings

Total borrowings amounted to $28,229,378 at year-end 2002, an increase of $9,504,749 from $18,724,629 at year-end 2001. Total borrowings include various forms of short-term borrowings and one Federal Home Loan Bank advance. On an average basis, total short-term borrowings increased to $20,300,747 for 2002 compared to $13,106,296 and $11,603,983 for 2001 and 2000, respectively.

The average balance of Federal Home Loan Bank advances totaled $5,000,000 for 2002 compared to $5,000,000 and $5,218,579 for 2001 and 2000, respectively. Average Federal Home Loan Bank advances have remained relatively stable for the years compared. The current advance, which reflects an interest rate of 5.63%, has a final maturity date of December 13, 2004. As of December 13, 2000, the advance is callable on a quarterly basis.

Average short-term borrowings for 2002, 2001 and 2000 primarily consisted of securities sold under agreements to repurchase (repurchase agreements). These borrowings serve as an alternative source of funds to deposit funding sources. The majority of the increase in average short-term borrowings was in the form of cash management repurchase agreement accounts. Such accounts involve the daily transfer of excess funds from noninterest bearing deposit accounts into interest bearing cash management repurchase agreement accounts. West Pointe continues to market its cash management product to commercial and individual deposit customers. Although viewed as a borrowing, the cash management repurchase agreement accounts are considered a stable source of funds. Repurchase agreements, other than cash management repurchase agreements, generally represent an alternative to short-term certificates of deposit offered to West Pointe's customers. The weighted average rate of interest paid for short-term borrowings was 2.09%, 4.16% and 5.73% in 2002, 2001 and 2000, respectively. The decrease in the weighted average interest rate in 2002 and 2001 was reflective of the lower rate environment.

In addition to securities sold under agreements to repurchase, West Pointe had, at December 31, 2002, another form of short-term borrowing in the amount of $1,537,100. In the fourth quarter of 1999, West Pointe entered into a line of credit with an unaffiliated bank, which provided for borrowings by West Pointe of up to $2,500,000. The line of credit has since been increased to $5,000,000. Initially, West Pointe borrowed $1,837,500 under that line of credit. The original line of credit, which matured on December 7, 2000, has since been renewed and reflects a maturity date of January 7, 2004. The current line of credit bears interest at a rate of 50 basis points under the prime lending rate of another unaffiliated bank. In order to increase its capital base, $1,500,000 of the original borrowing was contributed to the Bank as additional paid in capital. The remaining proceeds from the original borrowing were used to purchase 6,250 shares of West Pointe's common stock from an individual stockholder. At the beginning of 2002, borrowings under the line of credit increased by $274,600. Proceeds from this additional borrowing were used to partially fund the purchase of 11,500 shares of common stock from another stockholder. The purchase of the shares of common stock is reflected as treasury stock in West Pointe's consolidated financial statements.

The following table sets forth a summary of information pertaining to short-term borrowings for the periods presented.

	December 31,					
	2002		2001		2000	
	Amount	**Rate**	Amount	Rate	Amount	Rate
At December 31:						
Repurchase agreements	**$21,692,278**	**1.71%**	$12,237,129	2.21%	$ 9,808,316	5.41%
Other	**1,537,100**	**3.75**	1,487,500	4.25	1,687,500	9.00
Total	**$23,229,378**	**1.85%**	$13,724,629	2.43%	$11,495,816	5.94%
For the year ended December 31:						
Average daily balance:						
Federal funds purchased	**$ —**	**—%**	$ 1,096	6.84%	$ 264,481	6.94%
Repurchase agreements	**18,652,682**	**1.91**	11,539,892	3.83	9,576,456	5.12
Other	**1,648,065**	**4.16**	1,565,308	6.65	1,763,046	8.85
Total	**$20,300,747**	**2.09%**	$13,106,296	4.16%	$11,603,983	5.73%
Maximum month-end balance:						
Federal funds purchased	**$ —**		$ —		$ 4,900,000	
Repurchase agreements	**23,707,487**		14,915,710		10,827,178	
Other	**1,762,100**		1,637,500		1,837,500	

ASSET QUALITY

West Pointe's asset quality management program, particularly with regard to loans, is designed to analyze potential risk elements and to support the growth of a profitable and high quality loan portfolio. The existing loan portfolio is monitored via West Pointe's loan rating system. The loan rating system is used to determine the adequacy of the allowance for loan losses. West Pointe's loan analysis process proactively identifies, monitors and works with borrowers for whom there are indications of future repayment difficulties.

West Pointe's lending philosophy is to invest in loans in the communities served by its banking centers so that it can effectively monitor and control credit risk. The majority of the loan portfolio is comprised of retail loans and loans to small-to-midsize businesses. The loan portfolio does not include any loans to foreign countries.

The following table sets forth a summary of nonperforming assets and related ratios for the periods presented.

	December 31,				
	2002	2001	2000	1999	1998
Nonaccrual loans	**$ 796,349**	$ 421,662	$159,756	$1,552,319	$ 879,954
Accruing loans past due 90 days or more	**940,555**	370,080	685,344	790,690	390,789
Troubled debt restructurings	**—**	314,230	—	—	—
Total nonperforming loans	**1,736,904**	1,105,972	845,100	2,343,009	1,270,743
Foreclosed property	**365,000**	156,153	128,850	348,792	151,922
Total nonperforming assets	**$2,101,904**	$1,262,125	$973,950	$2,691,801	$1,422,665
Nonperforming loans to total loans	**.78%**	.55%	.45%	1.35%	.90%
Nonperforming assets to total loans and foreclosed property	**.95%**	.63%	.51%	1.54%	1.01%
Nonperforming assets to total assets	**.51%**	.34%	.29%	.86%	.57%

Nonperforming assets increased $839,779 at December 31, 2002 compared to December 31, 2001. This increase was primarily due to increases in nonaccrual and accruing loans past due 90 days or more, offset by a reduction in troubled debt restructurings. In addition, the level of foreclosed property increased to $365,000 at December 31, 2002 from $156,153 at December 31, 2001. Foreclosed property at December 31, 2002 consisted of two parcels of real estate. Management is in varying stages of workout or liquidation of all nonperforming assets. Management does not anticipate any significant losses upon disposition of the remaining foreclosed properties.

It is the policy of West Pointe to discontinue the accrual of interest on loans when principal or interest is due and has remained unpaid for 90 days or more, unless the loan is well secured and in the process of collection and management has documented reasons why the accrual of interest should continue. Restructured loans generally take the form of an extension of the original repayment period, and/or a reduction or deferral of interest or principal because of deterioration in the financial position of the borrowers. West Pointe would have recorded interest income of $56,362 for 2002 if the loans accounted for as nonaccrual and restructured at year-end 2002, had been current in accordance with their original terms and had been outstanding throughout the period or since origination if held for part of the period. During 2002, $49,985 was included in interest income relating to these loans.

Certain loans may require frequent management attention and are reviewed on a monthly or more frequent basis. Although payments on these loans may be current or less than 90 days past due, the borrowers presently have or have had a history of financial difficulties and management has a concern as to the borrowers' ability to comply with the present loan repayment terms. Management believes such loans present more than the normal risk of collectibility. As such, these loans may result in classification at some future point in time as nonperforming. At December 31, 2002, such loans amounted to approximately $5,968,000.

The following table sets forth information pertaining to West Pointe's provision for loan losses charged to operations, the activity in and an analysis of the allowance for loan losses for the last five years.

	December 31,				
	2002	2001	2000	1999	1998
Balance at beginning of year	**$2,224,352**	$1,769,693	$1,687,021	$1,342,000	$ 976,000
Loans charged off:					
Commercial, financial and agricultural	**220,590**	192,528	1,056,539	484,565	187,236
Real estate:					
Commercial	**104,413**	7,722	16,966	74,541	768
Residential	**20,610**	77,484	112,204	101,815	—
Total real estate	**125,023**	85,206	129,170	176,356	768
Consumer	**110,006**	91,418	90,501	49,672	107,282
Total charge-offs	**455,619**	369,152	1,276,210	710,593	295,286
Recoveries of loans previously charged off:					
Commercial, financial and agricultural	**26,802**	176,843	30,000	9,119	9,724
Real estate:					
Commercial	**7,722**	—	—	—	—
Residential	**275**	150	2,154	—	—
Total real estate	**7,997**	150	2,154	—	—
Consumer	**5,914**	16,818	5,728	28,625	4,939
Total recoveries	**40,713**	193,811	37,882	37,744	14,663
Net charge-offs	**414,906**	175,341	1,238,328	672,849	280,623
Provision for loan losses	**600,000**	630,000	1,321,000	1,017,870	646,623
Balance at end of year	**$2,409,446**	$2,224,352	$1,769,693	$1,687,021	$1,342,000
Net loan charge-offs as a percent of average total loans	**.20%**	.09%	.67%	.43%	.22%

During 2002, West Pointe recorded net charge-offs of $414,906 compared to net charge-offs of $175,341 in 2001. The increase in 2002 was primarily the result of charge-offs in the commercial real estate segment of the portfolio, coupled with a reduction in recoveries in the commercial, financial and agricultural segment of the loan portfolio. Net charge-offs in the commercial, financial and agricultural category totaled $193,788 in 2002 compared to net charge-offs of $15,685 in 2001. Net charge-offs in the real estate category totaled $117,026 in 2002 compared to net charge-offs of $85,056 in 2001. Net charge-offs in the consumer category totaled $104,092 in 2002 compared to net charge-offs of $74,600 in 2001. Net charge-offs in all categories related to several borrowers. Net loan charge-offs as a percent of average total loans increased to .20% in 2002 compared to .09% in 2001.

West Pointe's allowance for loan losses at December 31, 2002, increased 8.3% to $2,409,446 from $2,224,352 at December 31, 2001. The increase was primarily due to the increased level of net charge-offs offset by a modest reduction in the provision for loan losses. At year-end 2002, West Pointe's allowance for loan losses represented approximately 139% of nonperforming loans compared to 201% at year-end 2001. Management believes that the allowance for loan losses at December 31, 2002 was adequate to absorb potential losses inherent in the loan portfolio. However, past loan loss experience as it relates to current portfolio mix, evaluation of potential losses in the portfolio, subsequent changes in economic conditions and other factors may require changes in the level of the allowance for loan losses.

The following table sets forth the allocation of the allowance for loan losses by loan category and the percent of loans in each category to total loans for the last five years.

	December 31,									
	2002		2001		2000		1999		1998	
	Allowance(1)	**Percent of Loans in each Category to Total Loans**	Allowance(1)	Percent of Loans in each Category to Total Loans	Allowance(1)	Percent of Loans in each Category to Total Loans	Allowance(1)	Percent of Loans in each Category to Total Loans	Allowance(1)	Percent of Loans in each Category to Total Loans
Commercial, financial and agricultural	**$1,210,000**	**26.9%**	$1,280,000	24.2%	$ 900,000	24.2%	$ 395,000	25.5%	$ 527,000	30.5%
Real estate:										
Commercial	**249,000**	**38.5**	377,000	37.6	268,000	37.2	490,000	35.2	296,000	31.5
Residential	**486,000**	**24.1**	324,000	27.5	174,000	27.2	471,000	27.0	233,000	24.7
Construction	**31,000**	**5.2**	49,000	4.9	27,000	5.3	49,000	6.4	37,000	6.6
Total real estate	**766,000**	**67.8**	750,000	70.0	469,000	69.7	1,010,000	68.6	566,000	62.8
Consumer	**262,000**	**5.3**	151,000	5.8	122,000	6.1	232,000	5.9	204,000	6.7
Not allocated	**171,000**	**N/A**	43,000	N/A	279,000	N/A	50,000	N/A	45,000	N/A
Total	**$2,409,000**	**100.0%**	$2,224,000	100.0%	$1,770,000	100.0%	$1,687,000	100.0%	$1,342,000	100.0%

N/A — Not applicable

(1) Amounts rounded to nearest thousand.

CAPITAL RESOURCES AND ASSET/LIABILITY MANAGEMENT

Capital

Total stockholders' equity increased $5,151,981 to $28,539,703 at December 31, 2002 from $23,387,722 at December 31, 2001.

During the third quarter of 2001, the Company adopted a Dividend Reinvestment Plan ("the DRIP"). The DRIP provides holders of the Company's common stock with a convenient method of purchasing additional shares of common stock without fees of any kind by reinvesting Company dividends. Participants in the DRIP also have the option to purchase additional shares of the Company's common stock with cash. These optional cash purchases must be at least $100 and no more than $5,000 per quarterly reinvestment period. The Company has registered 50,000 shares of common stock with the Securities and Exchange Commission in connection with the DRIP.

Financial institutions are required to maintain ratios of capital to assets in accordance with guidelines promulgated by the federal banking regulators. The guidelines are commonly known as "Risk-Based Guidelines" as they define the capital level requirements of a financial institution based upon the level of credit risk associated with holding various categories of assets. The Risk-Based Guidelines require minimum ratios of Tier 1 and Total capital to risk-weighted assets of 4% and 8%, respectively. At December 31, 2002, West Pointe's Tier 1 and Total capital ratios were 10.02% and 10.93%, respectively. In addition to the Risk-Based Guidelines, the federal banking agencies have established a minimum leverage ratio guideline for financial institutions (the "Leverage Ratio Guideline"). The Leverage Ratio Guideline provides for a minimum ratio of Tier 1 capital to average assets of 4%. West Pointe's leverage ratio at December 31, 2002, was 6.49%. According to the regulatory guidelines, West Pointe is considered to be "well capitalized." See "Notes to Consolidated Financial Statements — Regulatory Matters" for additional information concerning West Pointe's regulatory capital measures.

Asset/Liability Management

West Pointe's asset/liability strategy is to minimize the sensitivity of its net interest margin as a consequence of changes in interest rates. West Pointe's asset/liability management committee reviews asset and liability repricing in the context of current and possible future interest rate scenarios affecting the economy in its market territory. The asset/liability committee is comprised of executive officers of the Bank from all major functional areas of West Pointe.

As assets and liabilities tend to become more rate sensitive, whether due to customer demands or West Pointe's initiatives, it becomes more important that rates earned are matched with rates paid and that repricing dates are matched so the next earning interval will have both components at current rates. Assets and liabilities that mature or are repriced in one year or less are considered in the financial services industry to be "rate sensitive." This means that as rates in the marketplace change, the rates on these assets or liabilities will be impacted soon after. Assuming a reasonably balanced rate sensitivity position, increasing rates will result in more interest income and more interest expense. Conversely, declining rates will result in less interest income and less interest expense.

The following table reflects an analysis of interest earning assets and liabilities, all of which are held other than for trading purposes, at December 31, 2002, allocated over various time frames in which the instruments are subject to repricing. Based on the Company's historical trends, interest bearing demand deposits, money market deposits and savings deposits have been proven to be a very stable source of funds, even through interest rate fluctuations. Accordingly, Company management believes these deposits are not 100% rate sensitive within the three months or less time frame. As a result, interest bearing demand and savings deposits have been allocated between the four repricing categories as follows: three months or less — 20%, after three through twelve months — 20%, after one through five years — 40%, and after five years — 20%. Money market deposits have been allocated between the categories as follows: after three through twelve months — 50% and after one through five years — 50%.

	Three Months or Less	After Three Months Through Twelve Months	After One Year Through Five Years	After Five Years	Total
Interest earning assets:					
Interest bearing due from banks	$ 11,813,253	$ —	$ —	$ —	$ 11,813,253
Investment securities(1)	26,099,026	33,551,065	56,637,784	30,463,580	146,751,455
Loans(2)	69,285,658	33,505,822	113,753,971	5,035,847	221,581,298
Total interest earning assets	107,197,937	67,056,887	170,391,755	35,499,427	380,146,006
Cumulative interest earning assets	107,197,937	174,254,824	344,646,579	380,146,006	380,146,006
Interest bearing liabilities:					
Interest bearing demand deposits	5,976,410	5,976,410	11,952,820	5,976,410	29,882,050
Money market deposits	—	19,467,046	19,467,045	—	38,934,091
Savings deposits	13,007,206	13,007,206	26,014,411	13,007,205	65,036,028
Time deposits $100,000 or more	20,303,983	28,666,966	10,417,731	—	59,388,680
Time deposits less than $100,000.	28,285,835	72,415,677	16,443,215	—	117,144,727
Repurchase agreements	16,941,583	2,351,511	2,399,184	—	21,692,278
Other borrowings	1,537,100	—	—	—	1,537,100
Federal Home Loan Bank Advances(3)	5,000,000	—	—	—	5,000,000
Total interest bearing liabilities	91,052,117	141,884,816	86,694,406	18,983,615	338,614,954
Cumulative interest bearing liabilities	91,052,117	232,936,933	319,631,339	338,614,954	338,614,954
Gap analysis:					
Interest sensitivity gap	$ 16,145,820	$(74,827,929)	$ 83,697,349	$ 16,515,812	$ 41,531,052
Cumulative interest sensitivity gap	$ 16,145,820	$(58,682,109)	$ 25,015,240	$ 41,531,052	$ 41,531,052
Cumulative gap ratio of interest earning assets to interest bearing liabilities	118%	75%	108%	112%	112%

(1) Equity securities have no stated maturity and are, therefore, included in the "after five years" column. Fixed rate mortgage-backed securities are reported based upon their projected average lives. Floating rate mortgage-backed securities are reported based upon their next repricing date.

(2) Nonaccrual loans are reported in the "after one year through five years" column.

(3) The FHLB advance is callable on a quarterly basis and matures in 2004.

The Company measures and manages its interest rate risk sensitivity on a regular basis to stabilize earnings in changing interest rate environments. The Company evaluates its interest rate risk sensitivity position to determine that the level of risk is commensurate with the rate of return. The methods used to provide insight into the level of risk exposure indicate that the Company is currently within interest rate risk guidelines set by management and that such risk is at a manageable level. While the Company does have some exposure to changing interest rates, management believes that the Company is positioned to protect earnings throughout changing interest rate environments.

The Company's net interest income is affected by changes in the absolute level of interest rates. The Company's interest rate risk position is liability-sensitive; i.e., liabilities are likely to reprice faster than assets, resulting in a decrease in net interest income in a rising rate environment. Conversely, net interest income should increase in a falling rate environment.

Because the interest rate sensitivity analysis does not encompass other factors which affect interest rate risk, the Company employs the use of a simulation model to measure exposure to changes in interest rates. Modeling techniques encompass contractual maturity, prepayment assumptions covering interest rate increases and decreases and index-driven repricing characteristics. The model projects changes in net interest income over a one-year period should interest rates rise, fall or remain constant. These effects are analyzed assuming interest rate increases or decreases of 100 and 200 basis points. The model also incorporates key assumptions involving

West Pointe's ability to control and direct deposit rates, particularly on non-maturity categories. As of December 31, 2002, the simulation model indicates that, over a twelve month horizon, net interest income, in a falling rate environment at the 100 and 200 basis point levels would decline, when compared to a constant rate environment. In a rising rate environment, net interest income would increase.

For additional information regarding the interest rates applicable to certain of the Company's interest sensitive assets and liabilities, see the discussion of "Results of Operations — Net Interest Income" including the table entitled "Distribution of Average Assets, Liabilities and Stockholders' Equity and Interest Information" at page 6, the discussion of "Financial Condition — Securities" including the table regarding the maturities and weighted average yields of certain securities at page 17, the discussion of "Financial Condition — Deposits" including the table regarding average deposits and the weighted average interest rates paid on such deposits at page 19, the discussion of "Financial Condition — Borrowings" including the table summarizing certain information pertaining to short-term borrowings at page 20. For additional information categorizing certain of the Company's loans as either fixed or variable, see the discussion of "Financial Condition — Loans" including the table regarding "Interest Sensitivity" at page 14. For additional information regarding the fair value of certain of the Company's interest sensitive instruments, see "Fair Value of Financial Instruments" at Note 17 to the Consolidated Financial Statements at page 49.

IMPACT OF ACCOUNTING PRONOUNCEMENTS

Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This statement is effective for exit or disposal activities that are initiated after December 31, 2002. Adoption of this statement is not expected to have a material effect on the Company's consolidated financial statements.

Acquisitions of Certain Financial Institutions

In October 2002, FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions," which amends SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions," and FASB Interpretation No. 9, "Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method." Except for transactions between two or more mutual enterprises, SFAS No. 147 removes acquisitions of financial institutions from the scope of both SFAS No. 72 and Interpretation No. 9 and requires that those transactions be accounted for in accordance with SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." In addition, SFAS No. 147 amends SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to include in its scope long-term customer relationship intangible assets of financial institutions such as depositor and borrower relationship intangible assets and credit cardholder intangible assets. Those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS No. 144 requires for other long-lived assets that are held and used.

The effective date of SFAS No. 147 was October 1, 2002, with earlier application relating to previously recognized unidentifiable intangible assets permitted. The statement's adoption did not have a significant impact on the Company's financial position or results of operations.

Accounting for Stock-Based Compensation — Transition and Disclosure

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation.

Under the provisions of SFAS No. 123, companies that adopted the fair value based method were required to apply that method prospectively for new stock option awards. This contributed to a "ramp-up" effect on stock-based compensation expense in the first few years following adoption, which caused concern for companies and investors because of the lack of consistency in reported results. To address that concern, SFAS No. 148 provides two additional methods of transition that reflect an entity's full complement of stock-based compensation expense immediately upon adoption, thereby eliminating the ramp-up effect.

SFAS No. 148 requires that the data be presented more prominently and in a more user-friendly format in the footnotes to the financial statements. In addition, SFAS No. 148 requires that this information be included in interim as well as annual financial statements.

The annual disclosure provisions of SFAS No. 148 are now effective for the Company and the interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning in 2003.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002				
Interest income	$5,303,913	$5,578,080	$5,693,589	$5,479,464
Interest expense	2,276,640	2,307,529	2,334,351	2,250,385
Net interest income	3,027,273	3,270,551	3,359,238	3,229,079
Provision for loan losses	150,000	150,000	150,000	150,000
Noninterest income	1,078,315	959,422	999,016	1,130,089
Noninterest expense	2,611,584	2,696,948	2,858,447	3,072,171
Income tax expense	413,000	388,500	366,500	272,400
Net income	$ 931,004	$ 994,525	$ 983,307	$ 864,597
Per common share				
Net income:				
Basic	$ .96	$ 1.02	$ 1.01	$ .89
Diluted	.94	1.00	.99	.86
Dividends	.10	.10	.12	.12
2001				
Interest income	$6,175,368	$6,101,766	$6,002,960	$5,750,187
Interest expense	3,859,295	3,636,233	3,303,874	2,843,776
Net interest income	2,316,073	2,465,533	2,699,086	2,906,411
Provision for loan losses	116,000	188,000	188,000	138,000
Noninterest income	991,610	866,089	925,876	897,962
Noninterest expense	2,335,412	2,412,868	2,508,699	2,565,265
Income tax expense	193,400	162,000	240,200	311,500
Net income	$ 662,871	$ 568,754	$ 688,063	$ 789,608
Per common share				
Net income:				
Basic	$ .68	$ .58	$ .70	$ .80
Diluted	.67	.58	.70	.79
Dividends	.09	.09	.09	.09

During the second quarter of 2001, West Pointe's Board of Directors authorized a two-for-one stock split effected in the form of a 100% stock dividend. The stock dividend was distributed on July 2, 2001 to shareholders of record as of June 14, 2001. The information set forth in the above table reflects that transaction on a retroactive basis.

RBG&CO.

Independent Auditors' Report

Board of Directors
West Pointe Bancorp, Inc.
Belleville, Illinois

We have audited the accompanying consolidated balance sheets of West Pointe Bancorp, Inc. and subsidiary ("the Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the three years ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of West Pointe Bancorp, Inc. and subsidiary as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Rubin, Brown, Gornstein & Co. LLP

St. Louis, Missouri
January 16, 2003

West Pointe Bancorp, Inc. and Subsidiary

CONSOLIDATED BALANCE SHEETS

Assets

	December 31, 2002	December 31, 2001
Cash and due from banks	**$ 10,660,773**	$ 11,162,097
Interest bearing due from banks	**11,813,253**	9,119,540
Investment securities:		
Available-for-sale, at fair value (cost of $143,220,825 and $128,272,156 at December 31, 2002 and 2001, respectively)	**146,751,455**	128,728,724
Loans	**221,581,298**	200,403,739
Allowance for loan losses	**(2,409,446)**	(2,224,352)
Net loans	**219,171,852**	198,179,387
Accrued interest receivable	**2,086,560**	2,055,512
Real estate acquired by foreclosure	**365,000**	156,153
Bank premises and equipment	**11,712,031**	11,777,085
Income taxes receivable	**961,133**	—
Deferred tax asset, net	**—**	421,890
Other assets	**8,296,532**	5,113,605
Total Assets	**$411,818,589**	$366,713,993

Liabilities and Stockholders' Equity

	2002	2001
Liabilities		
Deposits:		
Noninterest bearing	**$ 40,604,261**	$ 37,542,385
Interest bearing	**310,385,576**	284,558,338
Total deposits	**350,989,837**	322,100,723
Securities sold under agreements to repurchase	**21,692,278**	12,237,129
Other borrowings	**1,537,100**	1,487,500
Federal Home Loan Bank advances	**5,000,000**	5,000,000
Accrued interest payable	**874,845**	1,130,922
Income taxes payable	**—**	147,855
Deferred tax liability, net	**1,568,717**	—
Other liabilities	**1,616,109**	1,222,142
Total Liabilities	**383,278,886**	343,326,271
Stockholders' Equity		
Preferred stock, $1 par value — 50,000 shares authorized; none issued or outstanding at December 31, 2002 or 2001	**—**	—
Common stock, $1 par value — 10,000,000 shares authorized; 995,835 and 989,599 shares issued at December 31, 2002 and 2001, respectively	**995,835**	989,599
Surplus	**13,005,154**	12,798,975
Retained earnings	**12,998,298**	9,653,576
Treasury stock, 17,750 and 6,250 shares at December 31, 2002 and 2001, respectively, at cost	**(648,575)**	(337,500)
Accumulated other comprehensive income	**2,188,991**	283,072
Total Stockholders' Equity	**28,539,703**	23,387,722
Total Liabilities And Stockholders' Equity	**$411,818,589**	$366,713,993

See the accompanying notes to consolidated financial statements.

West Pointe Bancorp, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF INCOME

	For The Years Ended December 31,		
	2002	2001	2000
Interest And Fee Income			
Interest and fees on loans	**$15,547,033**	$16,692,988	$16,381,016
Interest on U.S. Treasuries and agencies	**4,642,435**	5,538,674	5,261,872
Interest on state and municipal obligations	**1,644,769**	1,321,270	1,607,010
Interest on federal funds sold	**599**	55,095	269,175
Interest on deposits with banks	**220,210**	422,254	26,552
Total Interest And Fee Income	**22,055,046**	24,030,281	23,545,625
Interest Expense			
NOW, money market and savings deposits	**1,895,852**	3,131,220	3,897,516
Certificates of deposit	**6,563,337**	9,680,977	9,950,261
Securities sold under agreements to repurchase	**355,796**	441,422	489,942
Other borrowings	**68,510**	104,137	174,470
Federal Home Loan Bank advances	**285,410**	285,422	303,246
Total Interest Expense	**9,168,905**	13,643,178	14,815,435
Net Interest Income	**12,886,141**	10,387,103	8,730,190
Provision For Loan Losses	**600,000**	630,000	1,321,000
Net Interest Income After Provision For Loan Losses	**12,286,141**	9,757,103	7,409,190
Noninterest Income			
Service charges on deposits	**1,402,894**	1,289,456	997,942
Mortgage banking	**560,440**	307,912	207,346
Trust fees	**602,528**	552,241	395,279
Brokerage and insurance services	**241,364**	220,262	—
Credit card income	**377,031**	330,605	274,543
Increase in cash surrender value of life insurance	**367,202**	304,882	149,923
Gain on sale of investment securities, net	**340,312**	390,469	32,451
Other	**275,071**	285,710	324,692
Total Noninterest Income	**4,166,842**	3,681,537	2,382,176
Noninterest Expenses			
Employee compensation and other benefits	**5,669,694**	5,030,777	4,101,680
Occupancy, net	**764,036**	741,577	565,704
Furniture and equipment	**602,179**	555,886	485,164
Legal and professional fees	**732,493**	489,209	459,399
Data processing	**453,237**	402,102	367,236
Advertising	**379,345**	325,355	308,516
Other	**2,638,166**	2,277,338	2,075,020
Total Noninterest Expenses	**11,239,150**	9,822,244	8,362,719
Income Before Income Taxes	**5,213,833**	3,616,396	1,428,647
Income Tax Expense (Benefit)	**1,440,400**	907,100	(101,800)
Net Income	**$ 3,773,433**	$ 2,709,296	$ 1,530,447
Earnings Per Share — Basic	**$ 3.87**	$ 2.76	$ 1.56
Earnings Per Share — Diluted	**$ 3.79**	$ 2.73	$ 1.55

See the accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For The Years Ended December 31,		
	2002	2001	2000
Net Income	**$3,773,433**	$2,709,296	$1,530,447
Other Comprehensive Income, Net Of Tax:			
Unrealized holding gains on securities available for sale (net of income taxes of $1,297,462, $468,056 and $1,409,346 for 2002, 2001 and 2000, respectively)	**2,116,912**	763,670	2,299,461
Less adjustment for realized gains included in net income (net of income taxes of $129,319, $148,378, and $12,331 for 2002, 2001 and 2000, respectively)	**(210,993)**	(242,091)	(20,120)
Other Comprehensive Income	**1,905,919**	521,579	2,279,341
Comprehensive Income	**$5,679,352**	$3,230,875	$3,809,788

See the accompanying notes to consolidated financial statements.

West Pointe Bancorp, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For The Years Ended December 31, 2002, 2001 And 2000

	Preferred Stock		Common Stock				Treasury Stock		Accumulated Other	Total
	Shares	Amount	Shares	Amount	Surplus	Retained Earnings	Shares	Amount	Comprehensive Income (Loss)	Stockholders' Equity
Balance — January 1, 2000	—	$—	496,169	$496,169	$12,749,474	$ 6,589,927	6,250	$(337,500)	$(2,517,848)	$16,980,222
Issuance Of Common Stock	—	—	61	61	3,366	—	—	—	—	3,427
Dividends Paid	—	—	—	—	—	(333,159)	—	—	—	(333,159)
Net Income	—	—	—	—	—	1,530,447	—	—	—	1,530,447
Other Comprehensive Income	—	—	—	—	—	—	—	—	2,279,341	2,279,341
Balance — December 31, 2000	—	—	496,230	496,230	12,752,840	7,787,215	6,250	(337,500)	(238,507)	20,460,278
Two-For-One Stock Split Effected In The Form Of A 100% Stock Dividend, Net	—	—	490,013	490,013	—	(490,013)	—	—	—	—
Issuance Of Common Stock	—	—	3,356	3,356	46,135	—	—	—	—	49,491
Dividends Paid	—	—	—	—	—	(352,922)	—	—	—	(352,922)
Net Income	—	—	—	—	—	2,709,296	—	—	—	2,709,296
Other Comprehensive Income	—	—	—	—	—	—	—	—	521,579	521,579
Balance — December 31, 2001	—	—	989,599	989,599	12,798,975	9,653,576	6,250	(337,500)	283,072	23,387,722
Purchase Of Treasury Stock	—	—	—	—	—	—	11,500	(311,075)	—	(311,075)
Issuance Of Common Stock	—	—	6,236	6,236	206,179	—	—	—	—	212,415
Dividends Paid	—	—	—	—	—	(428,711)	—	—	—	(428,711)
Net Income	—	—	—	—	—	3,773,433	—	—	—	3,773,433
Other Comprehensive Income	—	—	—	—	—	—	—	—	1,905,919	1,905,919
Balance — December 31, 2002	—	$—	995,835	$995,835	$13,005,154	$12,998,298	17,750	$(648,575)	$ 2,188,991	$28,539,703

See the accompanying notes to consolidated financial statements.

West Pointe Bancorp, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,		
	2002	2001	2000
Cash Flows From Operating Activities			
Net income	**$ 3,773,433**	$ 2,709,296	$ 1,530,447
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**650,977**	627,463	526,823
Net amortization (accretion) on investment securities	**958,262**	53,865	(214,096)
Gain on sale of investment securities, net	**(340,312)**	(390,469)	(32,451)
Gain on sale of loans	**(516,670)**	(286,080)	(189,624)
Deferred income tax	**822,464**	(20,191)	(80,214)
Federal Home Loan Bank stock dividends	**(347,300)**	(169,300)	(41,600)
Provision for loan losses	**600,000**	630,000	1,321,000
Change in:			
Accrued interest receivable	**(31,048)**	882,362	(835,555)
Accrued interest payable	**(256,077)**	(331,995)	325,518
Mortgage loans held for sale	**(674,332)**	(1,006,868)	596,120
Other assets and other liabilities	**(416,614)**	674,055	(269,136)
Net Cash Provided By Operating Activities	**4,222,783**	3,372,138	2,637,232
Cash Flows From Investing Activities			
Decrease in time certificates of deposit	**—**	100,000	167,389
Proceeds from sales of investment securities available for sale	**24,698,994**	24,297,775	26,765,836
Proceeds from maturities of investment securities available for sale	**39,552,943**	70,167,152	27,512,135
Purchases of investment securities available for sale	**(79,471,256)**	(102,978,069)	(60,556,197)
Net increase in loans	**(20,796,463)**	(9,929,023)	(17,030,187)
Purchases of life insurance policies	**(3,096,860)**	—	(3,482,100)
Increase in cash surrender value of life insurance	**(367,202)**	(304,882)	(149,923)
Sales of real estate acquired by foreclosure	**186,153**	40,259	373,500
Purchases of bank premises and equipment	**(603,195)**	(228,662)	(3,840,967)
Net Cash Used In Investing Activities	**(39,896,886)**	(18,835,450)	(30,240,514)
Cash Flows From Financing Activities			
Net increase in noninterest bearing deposits	**3,061,876**	6,372,759	3,819,008
Net increase in interest bearing deposits	**25,827,238**	13,948,843	18,817,798
Net increase in securities sold under agreements to repurchase	**9,455,149**	2,428,813	2,870,116
Increase (decrease) in other borrowings	**49,600**	(200,000)	(150,000)
Proceeds from FHLB advances	**—**	—	5,000,000
Repayments of FHLB advances	**—**	—	(5,000,000)
Proceeds from issuance of common stock	**212,415**	49,491	3,427
Purchase of treasury stock	**(311,075)**	—	—
Dividends paid	**(428,711)**	(352,922)	(333,159)
Net Cash Provided By Financing Activities	**37,866,492**	22,246,984	25,027,190
Net Increase (Decrease) In Cash And Cash Equivalents	**2,192,389**	6,783,672	(2,576,092)
Cash And Cash Equivalents — Beginning Of Year	**20,281,637**	13,497,965	16,074,057
Cash And Cash Equivalents — End Of Year	**$ 22,474,026**	$ 20,281,637	$ 13,497,965
Supplemental Disclosure Of Cash Flow Information			
Interest paid	**$ 9,424,982**	$ 13,975,173	$ 14,489,917
Income taxes paid	**1,726,924**	406,513	311,000
Noncash investing and financing activities:			
Investment securities transferred to available for sale	**—**	2,821,121	—
Transfer of loans to real estate acquired by foreclosure	**395,000**	85,000	128,850

See the accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Operations and Summary Of Significant Accounting Policies

General

The accompanying consolidated financial statements of West Pointe Bancorp, Inc. ("the Company"), and its wholly-owned subsidiary, West Pointe Bank And Trust Company ("the Bank"), have been prepared in accordance with accounting principles generally accepted in the United States of America and conform to practices prevalent among financial institutions.

The Bank is an Illinois banking organization which operates from five community banking locations in Illinois. The Bank provides a full range of banking services in a single significant business segment, to individual and corporate customers in the St. Louis, Missouri metropolitan area. The Bank is subject to intense competition from other financial institutions. The Bank also is subject to the regulations of certain federal and state agencies and undergoes periodic examination by those regulatory authorities.

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All intercompany balances have been eliminated in consolidation.

Accounting Reclassifications

Certain 2001 and 2000 amounts have been reclassified where appropriate to conform to the consolidated financial statement presentation used in 2002.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of real estate acquired by foreclosure, management obtains independent appraisals for significant properties.

Cash And Cash Equivalents

For purposes of the consolidated statements of cash flows, noninterest bearing due from bank balances, interest bearing due from bank balances and federal funds sold are considered to be cash equivalents.

Investment Securities

The Company classifies its investment securities as either available for sale or held to maturity. As of December 31, 2002 and December 31, 2001, all of West Pointe's investment securities were classified as available for sale.

Held-to-maturity securities are those debt securities in which the Company has the ability and intent to hold until maturity. All other debt securities not included in held to maturity and all equity securities are classified as available for sale. Held-to-maturity securities are recorded at amortized cost, adjusted for amortization of premiums and discounts.

Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Realized gains and losses, based on amortized cost of the specific security, are included in other income. Unrealized gains and losses are recorded, net of related income tax effects, in stockholders' equity.

Premiums and discounts are amortized over the lives of the respective securities as an adjustment to yield using a method which approximates level yield. Dividend and interest income are recognized when earned. Realized gains and losses are included in earnings and are derived using the specific-identification method for determining the cost of the securities sold.

Mortgage Loans Held For Sale

Mortgage loans held for sale are carried at the lower of cost or fair value, determined using an aggregate basis. Write-downs to fair value are recognized as a charge to earnings at the time the decline in value occurs. Gains and losses resulting from sales of mortgage loans are recognized when the respective loans are sold to investors. Gains and losses are determined by the difference between the selling price and the carrying amount of the loans sold, net of discounts collected or paid and considering a normal servicing rate. Fees received from borrowers to guarantee the funding of mortgage loans held for sale and fees paid to investors to ensure the ultimate sale of such mortgage loans are recognized as income or expense when the loans are sold or when it becomes evident that the commitment will not be used.

Loans

Loans are carried at cost, as management has determined the Company has the ability to hold them to maturity and because it is management's intention to hold loans receivable for the foreseeable future. Interest is credited to income as earned; however, interest receivable is accrued only if deemed collectible. Loans are considered past due when payments have not been received as scheduled under contractual terms. Loans are placed on nonaccrual status when management believes that the borrower's financial condition, after consideration of economic conditions and collection efforts, is such that collection of principal and/or interest is doubtful. Payments received on nonaccrual loans are recorded as principal reductions. A loan remains on nonaccrual status until the loan is current as to payment of both principal and interest and management determines that the financial condition of the borrower has improved to the extent that both principal and interest are deemed collectible.

A loan is considered impaired when it is probable the Company will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the loan agreement. When measuring impairment, the expected future cash flows of an impaired loan are discounted at the loan's effective interest rate. Alternatively, impairment can be measured by reference to an observable market price, if one exists, or the fair value of the collateral for a collateral-dependent loan. Regardless of the historical measurement method used, the Company measures impairment based on the fair value of the collateral when it determines foreclosure is probable. Additionally, impairment of loans for which terms have been modified in a trouble-debt restructuring is measured by discounting the total expected future cash flows at the loan's effective rate of interest as stated in the original loan agreement.

The Company applies the recognition criteria for impaired loans to restructured loans and all nonaccrual multi-family residential loans, commercial real estate loans and commercial loans. Smaller balance, homogeneous loans, including one-to-four family residential loans and consumer loans, are collectively evaluated for impairment. Interest income on impaired loans is recognized on a cash basis.

Allowance For Loan Losses

The balance in the allowance is at a level considered adequate to provide for potential loan losses based on management's evaluation of the anticipated impact on the loan portfolio of current economic conditions, changes in the character and size of the portfolio, past and expected future loss experience of similar banks and other pertinent factors. Credits deemed uncollectible are charged to the allowance. Provisions for credit losses and recoveries on loans previously charged off are added to the allowance. Regulatory agencies, as a regular and integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgment of information available to them at the time of their examination.

Real Estate Acquired By Foreclosure

Real estate acquired by foreclosure is held for sale and is initially recorded on an individual property basis at estimated fair value, less cost to sell, on the date of foreclosure, thus establishing a new cost basis. Subsequent to foreclosure, real estate is periodically evaluated by management and a valuation allowance is established if the estimated fair value, less costs to sell, of the property declines. Subsequent increases in fair value are recorded through a reversal of the valuation allowance, but not below zero. Revenue and expenses from operations and changes in the valuation allowance are included in other expenses.

Profit on sales of foreclosed real estate is recognized when title has passed, minimum down payment requirements have been met, the terms of any notes received by the Company are such to satisfy continuing payment requirements and the Company is relieved of any requirement for continued involvement in the real estate. Otherwise, recognition of profit is deferred until such criteria are met.

Bank Premises And Equipment

Bank premises and equipment are stated at cost, less accumulated depreciation and amortization computed using straight-line and accelerated methods. The assets are depreciated over the following periods:

Buildings and leasehold improvements	39 years
Furniture and equipment	5-10 years

Securities Sold Under Agreements To Repurchase

The Company enters into sales of securities under agreements to repurchase (repurchase agreements) at a specified date. Such repurchase agreements are considered financing arrangements, and, accordingly, the obligation to repurchase securities sold is reflected as a liability in the consolidated balance sheets. Repurchase agreements are collateralized by investment securities.

Advertising

Advertising costs are expensed when incurred. Advertising expenses for the years ended December 31, 2002, 2001 and 2000 amounted to $379,345, $325,355 and $308,516, respectively.

Income Taxes

The Company and its subsidiary file a consolidated federal income tax return. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Stock Option Plan

The Company has a stock-based employee compensation plan, which is described more fully in Note 13. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation:

	Year Ended December 31		
	2002	2001	2000
Net income, as reported	**$3,773,433**	$2,709,296	$1,530,447
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	**(174,351)**	(139,825)	(74,429)
Pro forma net income	**$3,599,082**	$2,569,471	$1,456,018
Earnings per share:			
Basic — as reported	**$ 3.87**	$ 2.76	$ 1.56
Basic — pro forma	**3.69**	2.62	1.49
Diluted — as reported	**3.79**	2.73	1.55
Diluted — pro forma	**3.62**	2.59	1.47

Earnings Per Share

Basic earnings per share (EPS) is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. The computation of diluted EPS is similar except diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

2. Earnings Per Share

The computation of EPS is summarized as follows:

	2002	2001	2000
Basic EPS:			
Net income	**$3,773,433**	$2,709,296	$1,530,447
Weighted average common shares outstanding	**974,424**	980,513	979,880
Basic EPS	**$ 3.87**	$ 2.76	$ 1.56
Diluted EPS:			
Net income	**$3,773,433**	$2,709,296	$1,530,447
Weighted average common shares outstanding	**974,424**	980,513	979,880
Dilutive potential due to stock options	**19,978**	11,670	7,402
Weighted average number of common shares and dilutive potential common shares outstanding	**994,402**	992,183	987,282
Diluted EPS	**$ 3.79**	$ 2.73	$ 1.55

On June 13, 2001, the Company's Board of Directors authorized a two-for-one stock split effected in the form of a 100% stock dividend. The dividend was distributed on July 2, 2001 to shareholders of record as of June 14, 2001. As a result of the stock split, the consolidated financial statements reflect an increase in the number of issued shares of common stock and the transfer of the par value of the additional shares from retained earnings. Treasury shares were not split. All references to the number of shares (other than common stock issued on the December 31, 2000 consolidated balance sheet and the 2000 balances reflected on the consolidated statement of stockholders' equity), per share amounts, cash dividends, and any other reference to shares in the consolidated financial statements and these notes to consolidated financial statements, unless otherwise noted, have been adjusted to reflect the split on a retroactive basis. Previously awarded stock options have been adjusted or amended to reflect the split.

3. Restrictions on Cash and Due from Banks

The Company's banking subsidiary is required to maintain average reserve balances with the Federal Reserve Bank. The average amount of those reserve balances for the years ended December 31, 2002 and 2001 was approximately $2,653,000 and $2,934,000, respectively.

4. Investment Securities

Available For Sale

The amortized cost and fair value of available-for-sale investments in debt and equity securities are summarized as follows:

	December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government agencies	$ 9,054,112	$ 33,538	$ —	$ 9,087,650
Mortgage-backed securities	87,526,412	2,046,917	(26,026)	89,547,303
Obligations of states and political subdivisions	37,330,501	1,476,201	—	38,806,702
Total Debt Securities	133,911,025	3,556,656	(26,026)	137,441,655
Equity securities	9,309,800	—	—	9,309,800
	$143,220,825	$3,556,656	$ (26,026)	$146,751,455

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government agencies	$ 7,720,423	$ 144,633	$ (18,750)	$ 7,846,306
Mortgage-backed securities	83,763,757	505,462	(245,721)	84,023,498
Obligations of states and political subdivisions	30,500,476	198,514	(130,820)	30,568,170
Total Debt Securities	121,984,656	848,609	(395,291)	122,437,974
Equity securities	6,287,500	3,250	—	6,290,750
	$128,272,156	$ 851,859	$(395,291)	$128,728,724

Available-for-sale securities with a carrying value of approximately $80,587,000 and $71,302,000, at December 31, 2002 and 2001, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

The amortized cost and fair value of available-for-sale debt securities by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. The equity securities have no maturity dates and therefore, have been excluded.

	December 31, 2002	
	Amortized Cost	Fair Value
Due in one year or less	$ 559,000	$ 563,114
Due after one year through five years	13,824,177	14,040,449
Due after five years through ten years	24,356,323	25,409,537
Due after ten years	7,645,113	7,881,252
Mortgage-backed securities	87,526,412	89,547,303
	$133,911,025	$137,441,655

Proceeds from sales of available-for-sale debt securities were $24,698,994, $24,297,775 and $26,765,836 in 2002, 2001 and 2000, respectively.

Gross realized gains and gross realized losses on sales of available-for-sale debt securities are summarized as follows:

	2002	2001	2000
Gross realized gains	**$345,232**	$392,275	$ 46,435
Gross realized losses	**(4,920)**	(1,806)	(13,984)
	$340,312	$390,469	$ 32,451

5. Loans

Loans consist of:

	2002	2001
Commercial loans	**$ 59,685,132**	$ 48,560,141
Commercial real estate loans	**85,147,362**	75,352,452
Real estate construction loans	**11,552,620**	9,816,970
Residential real estate loans	**50,812,257**	53,548,197
Consumer loans	**11,766,777**	11,699,831
Mortgage loans held for sale	**2,617,150**	1,426,148
Total Loans	**221,581,298**	200,403,739
Less: Allowance for loan losses	**2,409,446**	2,224,352
	$219,171,852	$198,179,387

A summary of activity in the allowance for loan losses follows:

	2002	2001	2000
Balance — beginning of year	**$2,224,352**	$1,769,693	$1,687,021
Provision charged to operations	**600,000**	630,000	1,321,000
Charge-offs	**(455,619)**	(369,152)	(1,276,210)
Recoveries	**40,713**	193,811	37,882
Balance — end of year	**$2,409,446**	$2,224,352	$1,769,693

The following table lists information related to nonperforming loans:

	2002	2001
Loans on nonaccrual status	**$ 796,349**	$ 421,662
Accruing loans past due 90 days or more	**940,555**	370,080
Troubled debt restructurings	—	314,230
	$1,736,904	$1,105,972
Interest that would have been recognized on nonaccrual loans and troubled debt restructurings in accordance with their original terms	**$ 56,362**	$ 64,600
Actual interest recorded for nonaccrual loans and troubled debt restructurings	**49,985**	43,368

A portion of the allowance for loan losses is allocated to loans deemed impaired. All impaired loans are included in nonperforming loans. Information on these loans and their related allowance for loan losses is as follows:

	2002		2001		2000	
	Recorded Investment	**Valuation Allowance**	Recorded Investment	Valuation Allowance	Recorded Investment	Valuation Allowance
Impaired loans:						
Valuation allowance required	**$1,563,078**	**$198,711**	$1,007,821	$130,641	$148,247	$148,000
No valuation allowance required	**—**	**—**	—	—	—	—
Total impaired loans	**$1,563,078**	**$198,711**	$1,007,821	$130,641	$148,247	$148,000
Average balance of impaired loans during the year	**$ 833,376**		$ 621,274		$575,499	
Interest income recognized on impaired loans during the year	**130,288**		86,502		2,011	
Cash basis interest received	**114,574**		59,803		1,400	

6. Bank Premises And Equipment

Bank premises and equipment consist of:

	2002	2001
Land	**$ 1,546,427**	$ 1,546,427
Buildings	**8,686,080**	8,667,812
Leasehold improvements	**683,198**	683,198
Furniture and equipment	**3,900,139**	3,403,323
Automobiles	**91,500**	90,980
Construction in progress	**56,209**	16,768
	14,963,553	14,408,508
Less: Accumulated depreciation and amortization	**3,251,522**	2,631,423
	$11,712,031	$11,777,085

Depreciation and amortization expense for the years ended December 31, 2002, 2001 and 2000 amounted to $650,977, $627,463 and $526,823, respectively.

The Company is obligated under a long-term lease agreement for the Bank's branch location in Columbia, Illinois through November 2007 with four five-year options. The lease provides that the Company may use and occupy the premises only for the purpose of maintaining and operating a branch bank. The lease calls for monthly rental payments of $3,960.

Minimum lease payments at December 31, 2002 are due as follows:

Year	Amount
2003	$ 47,520
2004	47,520
2005	47,520
2006	47,520
2007	43,560
	$233,640

Rent expense for the years ended December 31, 2002, 2001 and 2000 amounted to $98,261, $105,077 and $92,651, respectively.

7. Deposits

Deposits consist of:

	2002	2001
Noninterest bearing deposits:		
Demand deposit accounts	**$ 40,604,261**	$ 37,542,385
Interest bearing deposits:		
Demand deposit accounts (NOW)	**29,882,050**	28,207,167
Money market accounts	**38,934,091**	43,828,534
Savings	**65,036,028**	47,723,485
Certificates of deposit, $100,000 and over	**59,388,680**	52,471,328
Other certificates of deposit	**117,144,727**	112,327,824
Total interest bearing deposits	**310,385,576**	284,558,338
Total Deposits	**$350,989,837**	$322,100,723

The scheduled maturities of time deposits were as follows:

Year	Amount
2003	$131,128,783
2004	18,724,133
2005	6,539,546
2006	6,187,030
2007	13,953,915
	$176,533,407

8. Securities Sold Under Agreements To Repurchase

Securities sold under agreements to repurchase (repurchase agreements) are treated as financing arrangements and other obligations to repurchase securities sold are reflected as a liability. The repurchase agreements generally mature within one year. The investment securities underlying the repurchase agreements were held by a designated safekeeping agent.

The average balance and maximum amount outstanding at any month-end of repurchase agreements for the years ended December 31, 2002, 2001 and 2000 is summarized as follows:

	2002	2001	2000
Average balance outstanding	**$18,652,682**	$11,539,892	$ 9,576,456
Maximum month-end balance outstanding	**$23,707,487**	$14,915,710	$10,827,178

9. Other Borrowings

On December 7, 1999, the Company entered into a revolving line of credit with an unaffiliated bank which provides for financing of up to $2,500,000 at a variable rate of interest. The line of credit was payable on demand and has since been increased to $5,000,000. The Company has extended the term of the line of credit such that if no demand for payment is made, any outstanding principal balance is due on January 7, 2003, subsequently extended to January 7, 2004. The line of credit is secured by 350,000 shares of Bank common stock. At December 31, 2002 and 2001, advances on the line of credit totaled $1,537,100 and $1,487,500, respectively, and interest rates were 3.75% and 4.25%, respectively.

10. Federal Home Loan Bank Advances

Advances from the Federal Home Loan Bank of Chicago (FHLB) totaled $5,000,000 at both December 31, 2002 and 2001. In December 1999, the Company entered into an advance agreement with the FHLB for $5,000,000. This FHLB advance has an interest rate of 5.63% and matures on December 13, 2004. Beginning on December 13, 2000, the FHLB has the right to call the advance in whole or in part on a quarterly basis until it matures. Advances from the FHLB are secured by a blanket lien on qualifying first mortgage loans.

11. Income Taxes

The composition of income tax expense (benefit) is as follows:

	2002	2001	2000
Current			
Federal	**$ 507,522**	$927,291	$ 189,414
State	**110,414**	—	(211,000)
	617,936	927,291	(21,586)
Deferred			
Federal	**822,464**	(20,191)	(80,214)
Income tax expense (benefit)	**$1,440,400**	$907,100	$(101,800)

The components of deferred tax assets and deferred tax liabilities are summarized as follows:

	2002	2001
Deferred tax assets:		
Allowance for loan losses	**$ 637,975**	$ 573,308
Alternative minimum tax credits	**337,002**	97,715
Deferred compensation	**377,600**	289,500
Total deferred tax assets	**1,352,577**	960,523
Deferred tax liabilities:		
Depreciation on bank premises and equipment	**(1,349,947)**	(340,292)
Accumulated market discount	**(17,592)**	(21,204)
Available-for-sale securities market valuation	**(1,341,639)**	(173,496)
Federal Home Loan Bank stock dividends	**(212,116)**	—
Other	—	(3,641)
Total deferred tax liabilities	**(2,921,294)**	(538,633)
Net deferred tax asset (liability)	**$(1,568,717)**	$ 421,890

As of December 31, 2002, the company had $337,002 of alternative minimum tax credits available to offset future federal income taxes. The credits have no expiration date.

The following is a reconciliation of income tax expense to the amount computed at the federal statutory rate of 34%:

	2002		2001		2000	
	Amount	**%**	Amount	%	Amount	%
Expected tax expense	**$1,772,703**	**34.0**	$1,229,575	34.0	$ 485,740	34.0
Items affecting federal income tax rate:						
State income taxes	**72,873**	**1.4**	—	—	(139,260)	(9.7)
Tax-exempt interest	**(536,085)**	**(10.3)**	(381,884)	(10.5)	(444,321)	(31.1)
Other	**130,909**	**2.5**	59,409	1.6	(3,959)	(0.3)
Income tax expense (benefit)	**$1,440,400**	**27.6**	$ 907,100	25.1	$(101,800)	(7.1)

12. Employee Benefit Plans

During 1992, the Company established a qualified, noncontributory, trusteed Retirement Savings Plan covering eligible full-time employees. The plan provides for contributions by the Company in such amounts as the Board of Directors may annually determine. The Company is under no obligation to make contributions to the plan. The employees may make voluntary contributions subject to certain limitations. The Board of Directors approved the accrual of a contribution to the Retirement Savings Plan in the amount of $84,000, $72,000 and $60,000 in 2002, 2001 and 2000, respectively.

In 1992, the Company established a deferred compensation plan for the Company's Board of Directors. The plan is being funded through life insurance policies purchased and owned by the Company. The expense related to the deferred compensation plan totaled $153,813, $131,708 and $118,455 in 2002, 2001 and 2000, respectively. The deferred compensation accrual is included in other liabilities in the consolidated balance sheets and amounted to $839,029 and $685,216 at December 31, 2002, and 2001, respectively.

In 2000, the Company established a deferred compensation plan for the Company's president. The plan is being funded through life insurance policies purchased and owned by the Bank. The expense related to the deferred compensation plan totaled $78,031, $70,773 and $5,852 in 2002, 2001 and 2000, respectively.

In 2000, the Bank entered into an employment agreement with the Company's chairman of the board. The agreement provides that during his employment and for 15 years thereafter, he will not engage in competition with the Bank, divert any client from the Bank or solicit a Bank employee or otherwise engage in conduct adverse to the Bank. In consideration, the Bank will pay him 50% of his annual base salary, for the calendar year ending prior to termination of employment, for 15 years following termination of his employment. In the event of his death, the Bank will pay 50% of his annual base salary to his wife until her death.

13. Stock Option Plan

During 1998, the Company adopted the 1998 Stock Option Plan (the Plan). The Plan was amended in 2000 to increase the number of options that may be granted from 50,000 to 250,000 shares of common stock to directors and employees in key management positions to encourage such directors and key employees to remain with the Company. Interest in the Plan for each participant vests in five equal installments from the date options are granted. The maximum term of the options is 10 years. Activity within the Plan is summarized as follows:

	2002		2001		2000	
	Number Of Shares	**Weighted Average Exercise Price**	Number Of Shares	Weighted Average Exercise Price	Number Of Shares	Weighted Average Exercise Price
Outstanding at January 1	**135,000**	**$25.70**	78,000	$23.15	50,000	$21.00
Granted	—	—	57,000	29.19	28,000	27.00
Exercised	—	—	—	—	—	—
Forfeited	—	—	—	—	—	—
Outstanding at December 31	**135,000**	**$25.70**	135,000	$25.70	78,000	$23.15

At December 31, 2002, 2001 and 2000, 57,600, 30,600, and 15,000 stock options were exercisable, respectively.

The following table summarizes information about stock options outstanding at December 31, 2002:

	Outstanding Stock Options			Exercisable Stock Options	
Range of Exercise Prices	Number of Options Outstanding	Weighted Average Remaining Years of Contractual Life	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
$20.00 — $30.25	135,000	7.19	$25.70	57,600	$23.70

The per share fair values of stock options granted in 2001 and 2000 were estimated on the date of grant at $9.36 and $10.03, respectively, using the Black-Scholes option-pricing model. No stock options were granted in 2002. The following assumptions were used to determine the per share fair value of the stock options granted in 2001 and 2000: dividend yield of 1.3% for each year; risk-free interest rate of 5.0% and 6.6%, respectively; and an estimated life of 7 years for each grant. The Company did not consider the expected volatility of its common stock over the estimated life of the options granted in 2001 or 2000 since its common stock is not traded publicly. The pro forma effect of applying SFAS No. 123 on net income and earnings per share is displayed in Note 1.

14. Financial Instruments With Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and financial guarantees. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. Interest rate risk on commitments to extend credit results from the possibility that interest rates may have moved unfavorably, from the position of the Company, since the time the commitment was made. The contract or notional amounts of these instruments reflect the extent of the Company's involvement in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and financial guarantees written is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since certain of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include commercial real estate, accounts receivable, inventory, equipment and residential real estate.

Standby letters of credit and financial guarantees written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support contractual obligations of Bank customers. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

At December 31, 2002 and 2001, the Company had outstanding commitments to extend credit of approximately $40,251,000 and $29,301,000, respectively. In addition, the Company had commitments on standby letters of credit of approximately $4,441,000 and $4,692,000 at December 31, 2002 and 2001, respectively.

15. Concentrations Of Credit

Substantially all of the Bank's loans, commitments, and standby letters of credit have been granted to customers in the Bank's market area. The concentrations of credit by type of loan are set forth in Note 5. The distribution of commitments to extend credit approximates the distribution of the loans outstanding. Standby letters of credit were granted primarily to commercial borrowers.

16. Related Party Transactions

Certain executive officers and directors were indebted to the Company for loans in the aggregate amount of $7,415,724 and $6,422,210 at December 31, 2002 and 2001, respectively. Following is a summary of activity for 2002 of loans made by the Company to executive officers and directors or to entities in which such individuals had a beneficial interest. Such loans were made in the normal course of business on substantially the same terms, including interest and collateral requirements, as those prevailing at the same time for comparable transactions with unrelated parties and did not involve more than the normal risk of collectibility or present unfavorable features.

Balance at January 1, 2002	$ 6,422,210
New loans	4,855,956
Payments received	(3,862,442)
Balance at December 31, 2002	$ 7,415,724

17. Fair Value Of Financial Instruments

The estimated fair values of the Company's financial instruments were as follows:

	December 31, 2002		December 31, 2001	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	**$ 22,474,026**	**$ 22,474,026**	$ 20,281,637	$ 20,281,637
Available for sale securities	**146,751,455**	**146,751,455**	128,728,724	128,728,724
Loans, net	**219,171,852**	**222,111,658**	198,179,387	199,345,221
Interest receivable	**2,086,560**	**2,086,560**	2,055,512	2,055,512
Financial liabilities:				
Deposits	**350,989,837**	**353,804,385**	322,100,723	322,515,739
Securities sold under agreements to repurchase	**21,692,278**	**21,692,278**	12,237,129	12,237,129
Other borrowings	**1,537,100**	**1,537,100**	1,487,500	1,487,500
FHLB advances	**5,000,000**	**5,372,803**	5,000,000	5,287,417
Interest payable	**874,845**	**874,845**	1,130,922	1,130,922

The following methods and assumptions were used to estimate fair value of each class of financial instrument listed above:

Cash And Cash Equivalents

Cash and cash equivalents consist of cash and due from banks, interest bearing due from banks, and federal funds sold. The carrying value is considered a reasonable estimate of fair value of these financial instruments due to their short-term nature.

Investment Securities

Fair values are based on quoted market prices or dealer quotes.

Loans

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations. For homogeneous categories of loans, such as mortgage loans held for sale, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics.

Interest Receivable/Payable

The fair values of interest receivable/payable approximate carrying values due to their short-term nature.

Deposits

The fair value of deposits with no stated maturity, such as noninterest bearing checking accounts, NOW accounts, money market deposit accounts, and savings accounts, is equal to the amount payable on demand at the reporting date. The fair value of certificates of deposit, all of which have stated maturities, is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Securities Sold Under Agreements to Repurchase and Other Borrowings

The carrying value is considered a reasonable estimate of fair value of these financial instruments due to original maturities generally not exceeding one year.

FHLB Advances

The fair value of FHLB advances is based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently available to the Company for similar terms to maturity.

18. Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2002, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2002, the most recent financial report filed with the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that most recent filing that management believes have changed the institution's category.

The capital amounts and ratios for the Company and the Bank are presented in the table below.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002						
Total capital (to risk-weighted assets):						
Consolidated	$28,760,158	10.93%	≥ $21,042,198	≥ 8.00%	NA	NA
Bank	29,831,601	11.34	≥ 21,041,022	≥ 8.00	≥ $26,301,278	≥ 10.00%
Tier 1 capital (to risk-weighted assets):						
Consolidated	26,350,712	10.02	≥ 10,521,099	≥ 4.00	NA	NA
Bank	27,422,155	10.43	≥ 10,520,511	≥ 4.00	≥ 15,780,767	≥ 6.00
Tier 1 capital (to average assets):						
Consolidated	26,350,712	6.49	≥ 16,234,677	≥ 4.00	NA	NA
Bank	27,422,155	6.76	≥ 16,234,016	≥ 4.00	≥ 20,292,521	≥ 5.00
As of December 31, 2001						
Total capital (to risk-weighted assets):						
Consolidated	$25,330,465	10.84%	≥ $18,698,577	≥ 8.00%	NA	NA
Bank	26,559,355	11.36	≥ 18,698,577	≥ 8.00	≥ $23,373,222	≥ 10.00%
Tier 1 capital (to risk-weighted assets):						
Consolidated	23,104,650	9.89	≥ 9,349,289	≥ 4.00	NA	NA
Bank	24,333,540	10.41	≥ 9,349,289	≥ 4.00	≥ 14,023,933	≥ 6.00
Tier 1 capital (to average assets):						
Consolidated	23,104,650	6.32	≥ 14,618,404	≥ 4.00	NA	NA
Bank	24,333,540	6.66	≥ 14,616,477	≥ 4.00	≥ 18,270,596	≥ 5.00

Without prior approval, the Bank is restricted by Illinois Law and Regulations of the Illinois Office of Banks and Real Estate Commissioner of Bank and Trust Companies and the Federal Deposit Insurance Corporation as to the maximum amount of dividends it can pay to the Company, to the balance of the undivided profits account, adjusted for defined bad debts. As of December 31, 2002, approximately $13 million of retained earnings were available for distribution.

19. Contingent Liabilities

The Company is involved in various litigations arising in the ordinary course of business. In the opinion of management, at the present time, disposition of the suits and claims will not have a material effect on the financial position of the Company.

20. Parent Company Financial Information

The following are condensed balance sheets as of December 31, 2002 and 2001 and condensed statements of income and cash flows for the years ended December 31, 2002, 2001 and 2000 for West Pointe Bancorp, Inc. (parent company only):

Condensed Balance Sheets

	2002	2001
Assets		
Cash and due from banks	**$ 468,229**	$ 259,665
Investment in subsidiary	**29,611,146**	24,616,613
Other assets	**14,700**	16,000
Total Assets	**$30,094,075**	$24,892,278
Liabilities And Stockholders' Equity		
Other borrowings	**$ 1,537,100**	$ 1,487,500
Other liabilities	**17,272**	17,056
Stockholders' equity	**28,539,703**	23,387,722
Total Liabilities And Stockholders' Equity	**$30,094,075**	$24,892,278

Condensed Statements of Income

	2002	2001	2000
Distributed income from subsidiary	**$ 800,000**	$ 655,455	$ 693,028
Interest expense	**(68,510)**	(104,062)	(156,111)
Other expense	**(119,672)**	(148,492)	(183,380)
Income before income tax benefit and equity in undistributed income of subsidiary	**611,818**	402,901	353,537
Income tax benefit	**73,000**	98,000	131,800
Income before equity in undistributed income of subsidiary	**684,818**	500,901	485,337
Equity in undistributed income of subsidiary	**3,088,615**	2,208,395	1,045,110
Net income	**$3,773,433**	$2,709,296	$1,530,447

Condensed Statements of Cash Flows

	2002	2001	2000
Cash Flows From Operating Activities			
Net income	**$ 3,773,433**	$ 2,709,296	$ 1,530,447
Equity in undistributed income of subsidiary	**(3,088,615)**	(2,208,395)	(1,045,110)
Other, net	**1,517**	28,808	9,671
Net Cash Provided By Operating Activities	**686,335**	529,709	495,008
Cash Flows From Financing Activities			
Proceeds from issuance of common stock	**212,415**	49,491	3,427
Purchase of treasury stock	**(311,075)**	—	—
Dividends paid	**(428,711)**	(352,922)	(333,159)
Increase (decrease) in other borrowings	**49,600**	(200,000)	(150,000)
Net Cash Used In Financing Activities	**(477,771)**	(503,431)	(479,732)
Net Increase In Cash And Cash Equivalents	**208,564**	26,278	15,276
Cash And Cash Equivalents — Beginning Of Year	**259,665**	233,387	218,111
Cash And Cash Equivalents — End Of Year	**$ 468,229**	$ 259,665	$ 233,387



DIRECTORS

Seated, Left to Right:
Jack B. Haydon, Charles G. Kurrus, III, William C. Allison, C.P.A.

Standing, Left to Right:
Harry E. Cruncleton, Wayne W. Weeke, David G. Embry, Terry W. Schaefer, Edward J. Szewczyk, M.D.

WILLIAM C. ALLISON, C.P.A.
Retired Managing Partner,
Allison, Knapp and Siekmann

HARRY E. CRUNCLETON
Chairman of the Board

DAVID G. EMBRY
President, C-Mac, Inc.

JACK B. HAYDON
President, Reese Construction Company

CHARLES G. KURRUS, III
President, Kurrus Funeral Home

TERRY W. SCHAEFER
President and
Chief Executive Officer

EDWARD J. SZEWCZYK, M.D.
Medical Doctor, private practice,
Ophthalmology

WAYNE W. WEEKE
Retired President,
Weeke Wholesale Company



TRUST COMMITTEE

Seated, Left to Right:
Jack B. Haydon, Charles G. Kurrus, III,
William C. Allison, C.P.A., Garrett C. Reuter

Standing, Left to Right:
Edward J. Szewczyk, M.D., Robert G. Cady, Wayne W. Weeke,
David G. Embry, Terry W. Schaefer, Harry E. Cruncleton


CELEBRATING OUR 12th. ANNIVERSARY
$11,000,000 STRONG

OFFICERS

HARRY E. CRUNCLETON
Chairman of the Board

TERRY W. SCHAEFER
President and Chief Executive Officer

BRUCE A. BONE
Executive Vice President and Chief Financial Officer

J. E. CRUNCLETON
Corporate Secretary and Marketing Director

JAMES W. KUEHN
Senior Vice President/Loans

ROBERT G. CADY
Senior Vice President and Trust Officer

QUINTEN E. SPIVEY
Senior Vice President and Trust Officer

ALBERT A. MILLER
Senior Vice President/Operations

GEORGE W. OBERNAGEL, III
Vice President and Trust Officer

BONNIE M. HETTENHAUSEN
Vice President/Loans

SHARON L. CLEVELAND
Vice President/Mortgage Loans

JOHN A. BETTS
Vice President/Finance

M. TODD BERNHARDT
Vice President and Registered Principal

GLENNON A. ALBERS
Vice President/Loans

DALE A. HOEPFINGER
Vice President and Branch Manager

MELVIN M. EMBRICH
Vice President/Loans

WILLIAM M. METZGER
Vice President and Branch Manager

LOIS A. ELDER
Assistant Vice President and Senior Program Director

VICKI R. FOSTER
Assistant Vice President and Branch Manager

KORY A. KUNZE
Assistant Vice President/ Retail Banking

TRACEY J. HARTMANN
Assistant Vice President and Trust Officer

DEBORAH M. LEHMKUHL
Assistant Vice President/ Mortgage Loans

RICHARD G. PIPER
Assistant Vice President/Loans

DEBRA S. STEHL
Assistant Vice President/Loans

KATHLEEN A. CHRISTOPHER
Assistant Vice President/Human Resource Director

CYNTHIA L. HEGGEMEIER
Senior Credit Analyst

RAMONA L. GEBAUER
Compliance Officer and Internal Auditor

PATRICIA A. HOFFMANN
Controller

MOLLY M. WATKINS
Operations Officer

JEANNE M. DALMAN
Operations Officer

KIMBERLY A. STEPHENS
Senior Network Administrator

RITA M. POETTKER
Mortgage Loan Officer



ADVANTAGE POINTE ADVISORY BOARD

Seated, Left to Right:
Junior Geller, June Johnson, Mardell Chadwick, William James, III

Standing, Left to Right:
Donald Jerome, M.D., Betty Cohn, Milton Smith, Janet Bouffard, Theodore Bryan, M.D., Fern Hettenhausen, Ray Adams

Not pictured:
Rena Murphy

Stockholder Information

CORPORATE HEADQUARTERS

5701 West Main Street
Belleville, IL 62226
(618) 234-5700

ANNUAL MEETING

Wednesday, April 9, 2003
10:00 A.M.
St. Clair Country Club
South 78th Street
Belleville, IL 62223

INDEPENDENT AUDITORS

Rubin, Brown, Gornstein & Co. LLP
One North Brentwood
St. Louis, MO 63105

TRANSFER AGENT

Illinois Stock Transfer Company
209 West Jackson Boulevard,
Suite 903
Chicago, IL 60606-6905

GENERAL INQUIRIES AND REPORTS

A copy of the Company's 2002 Annual Report to the Securities and Exchange Commission, Form 10-K, may be obtained without charge by written request of shareholders to:
Harry Cruncleton, Chairman
West Pointe Bancorp, Inc.
5701 West Main Street
Belleville, IL 62226

FDIC Disclaimer

This Annual Report has not been reviewed, or confirmed for accuracy or relevance, by the FDIC.


WEST POINTE
BANCORP, INC.
(618) 234-5700
EQUAL HOUSING LENDER
www.westpointebank.com
MEMBER
FDIC